PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 8, 1998)

                                  $750,000,000

                                     [LOGO]

                        HARRAH'S OPERATING COMPANY, INC.
       PAYMENT OF PRINCIPAL, INTEREST AND PREMIUM, IF ANY, GUARANTEED BY
                          HARRAH'S ENTERTAINMENT, INC.

                   7 7/8% SENIOR SUBORDINATED NOTES DUE 2005
                              -------------------

                  INTEREST PAYABLE ON JUNE 15 AND DECEMBER 15
                              -------------------

HARRAH'S OPERATING COMPANY, INC. MAY REDEEM ANY OR ALL OF THE NOTES AT ANY TIME
        AT THE REDEMPTION PRICE DESCRIBED HEREIN PLUS ACCRUED INTEREST.
                              -------------------

THE NOTES WILL RANK EQUALLY WITH THE OTHER UNSECURED SENIOR SUBORDINATED INDEBTEDNESS OF HARRAH'S OPERATING. THE NOTES WILL BE JUNIOR TO OUR SENIOR
    INDEBTEDNESS, INCLUDING OUR CREDIT FACILITY, AND ALL LIABILITIES OF
       OUR SUBSIDIARIES. THE NOTES WILL BE GUARANTEED BY HARRAH'S
       ENTERTAINMENT, INC. THE GUARANTEE WILL BE JUNIOR IN RIGHT OF
           PAYMENT TO ALL OF HARRAH'S ENTERTAINMENT'S SENIOR
                   INDEBTEDNESS, INCLUDING ITS GUARANTEE OF OUR
                                CREDIT FACILITY.

       FOR A MORE DETAILED DESCRIPTION OF THE NOTES, SEE "DESCRIPTION OF
                         NOTES" BEGINNING ON PAGE S-30.
                              -------------------

  INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
                                     S-12.
                               -----------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY
                              -------------------

                                                                          UNDERWRITING
                                                     PRICE TO             DISCOUNTS AND            PROCEEDS
                                                      PUBLIC               COMMISSIONS            TO COMPANY
PER NOTE.....................................         100.00%                 1.75%                 98.25%
TOTAL........................................      $750,000,000            $13,125,000           $736,875,000

                              -------------------

THE SECURITIES AND EXCHANGE COMMISSION, STATE SECURITIES REGULATORS AND GAMING REGULATORY AUTHORITIES HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE NOTES TO PURCHASERS ON DECEMBER 9, 1998.
                              -------------------

MORGAN STANLEY DEAN WITTER
           BT ALEX. BROWN
                        NATIONSBANC MONTGOMERY SECURITIES LLC
                                    SALOMON SMITH BARNEY
                                               CIBC OPPENHEIMER
                                                       FLEET SECURITIES, INC.
                                                               SG COWEN

DECEMBER 4, 1998

                    [MAP OF UNITED STATES (WITH SMALLER MAP
                 OF AUSTRALIA INSET) DEPICTING GENERAL LOCATION
                        OF HARRAH'S CASINO PROPERTIES.]

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                                                                     PAGE
                                                                                        ---------

Where You Can Find More Information...................................................  S-4
Summary...............................................................................  S-5
Risk Factors..........................................................................  S-12
Use of Proceeds.......................................................................  S-14
Recent Developments...................................................................  S-15
Capitalization........................................................................  S-17
Selected Financial Data...............................................................  S-18
Unaudited Pro Forma Condensed Financial Statements....................................  S-20
Regulation and Licensing..............................................................  S-28
Description of Notes..................................................................  S-30
Underwriters..........................................................................  S-40
Legal Matters.........................................................................  S-41
Experts...............................................................................  S-41

PROSPECTUS

Available Information.................................................................  2
Incorporation of Certain Information By Reference.....................................  2
Disclosure Regarding Forward-Looking Statements.......................................  3
The Company...........................................................................  3
Ratio of Earnings to Fixed Charges....................................................  3
Use of Proceeds.......................................................................  4
Description of the Common Stock.......................................................  4
Description of the Debt Securities....................................................  5
Description of the Preferred Stock....................................................  13
Depositary Shares.....................................................................  16
Plan of Distribution..................................................................  20
Legal Matters.........................................................................  21
Experts...............................................................................  21

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and the notes. You may inspect the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

    The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), until such time as all of the securities covered by this prospectus supplement have been sold:

    - Annual Report on Form 10-K for the year ended December 31, 1997;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

    - Proxy Statement on Schedule 14A dated October 15, 1998; and

    - Current Reports on Form 8-K dated June 1, 1998, August 9, 1998, September 4, 1998, October 21, 1998 and December 4, 1998 and on Form 8-K/A dated June 1, 1998.

    You may request a free copy of these filings by writing or telephoning us at the following address:

                           Attn.: Corporate Secretary
                          Harrah's Entertainment, Inc.
                                1023 Cherry Road
                            Memphis, Tennessee 38117
                                 (901) 762-8600

    You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents regardless of the time of delivery of this prospectus supplement or any sale of the notes. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering the notes and seeking offers to buy the notes only in jurisdictions where offers and sales are permitted.

                                    SUMMARY

    IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE WORDS "COMPANY," "HARRAH'S," "WE," "OUR," "OURS," AND "US" REFER TO HARRAH'S ENTERTAINMENT, INC., A DELAWARE CORPORATION ("HARRAH'S ENTERTAINMENT"), AND ITS WHOLLY OWNED SUBSIDIARY, HARRAH'S OPERATING COMPANY, INC., A DELAWARE CORPORATION ("HARRAH'S OPERATING"), UNLESS OTHERWISE STATED OR THE CONTEXT OTHERWISE REQUIRES. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. THE "DESCRIPTION OF NOTES" SECTION OF THIS PROSPECTUS SUPPLEMENT AND THE "DESCRIPTION OF THE DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS CONTAIN MORE DETAILED INFORMATION REGARDING THE TERMS AND CONDITIONS OF THE NOTES.

                                  THE COMPANY

    We are one of the leading casino entertainment companies in the United States, operating in more markets than any other casino company and offering a Harrah's casino experience within a three-hour drive of one-third of the U.S. population. Our U.S. operations currently include eight land-based casinos, seven riverboat or dockside casinos; and three casinos on Indian reservations. We also own a partial interest in and manage a land-based casino in Sydney, Australia and own a non-controlling interest in and will manage the only land-based casino in New Orleans, Louisiana upon its anticipated completion in late October 1999. In addition, completion of our pending merger with Rio Hotel & Casino, Inc. (expected to close by the end of 1998) will add a profitable, premier Las Vegas destination resort with a unique level of service, strong brand name, and distinct customer base to our existing national distribution of casino offerings. See "Recent Transactions--The Rio Merger."

    After taking into account our acquisition of Showboat in June 1998 and our merger with Rio by the end of 1998, our gaming operations would include (with data regarding number of hotel rooms, slots and gaming tables, and casino square footage provided as of December 31, 1997):

                                                                                         CASINO
                                                                               HOTEL     SQUARE          GAMING
                      MARKET/PROPERTY                         TYPE OF CASINO   ROOMS     FOOTAGE  SLOTS  TABLES
------------------------------------------------------------  --------------  --------   -------  -----  ------
ATLANTIC CITY, NEW JERSEY
  Harrah's Atlantic City....................................    Land-based    1,174       80,800  2,529      97
  Atlantic City Showboat....................................    Land-based      800      102,000  3,700      95
LAS VEGAS, NEVADA
  Harrah's Las Vegas........................................    Land-based    2,677       86,700  1,963      97
  Rio Suite Hotel & Casino..................................    Land-based    2,582      116,000  2,431     103
  Las Vegas Showboat........................................    Land-based      451       75,000  1,540      25
LAKE TAHOE, NEVADA
  Harrah's Lake Tahoe.......................................    Land-based      532       63,200  1,711     107
  Bill's Lake Tahoe.........................................    Land-based     --         18,000    547      20
RENO, NEVADA
  Harrah's Reno.............................................    Land-based      973       55,450  1,581      65
LAUGHLIN, NEVADA
  Harrah's Laughlin.........................................    Land-based    1,690       47,000  1,291      42
CHICAGO, ILLINOIS
  Harrah's Joliet...........................................    Riverboat      --  (1)    37,000    988      56
  East Chicago Showboat.....................................    Riverboat      --         53,000  1,700      82
TUNICA, MISSISSIPPI
  Harrah's Tunica...........................................     Dockside       199       50,000    857      44
VICKSBURG, MISSISSIPPI
  Harrah's Vicksburg........................................     Dockside       117       18,000    573      31

                                                                                         CASINO
                                                                               HOTEL     SQUARE          GAMING
                      MARKET/PROPERTY                         TYPE OF CASINO   ROOMS     FOOTAGE  SLOTS  TABLES
------------------------------------------------------------  --------------  --------   -------  -----  ------
SHREVEPORT, LOUISIANA
  Harrah's Shreveport.......................................     Dockside      --         22,550  1,069      40
NORTH KANSAS CITY, MISSOURI
  Harrah's North Kansas City................................     Dockside       200       62,100  2,029      82
ST. LOUIS, MISSOURI
  Harrah's St. Louis Riverport..............................     Dockside       291       60,000  1,300      60
PHOENIX, ARIZONA
  Harrah's Phoenix Ak-Chin Casino...........................      Indian       --         38,000    475      25
                                                               Reservation
CHEROKEE, NORTH CAROLINA
  Harrah's Cherokee Smoky Mountains Casino..................      Indian       --         50,000  1,801      --
                                                               Reservation
TOPEKA, KANSAS
  Harrah's Prairie Band Casino-Topeka.......................      Indian        100       26,000    500      40
                                                               Reservation
SYDNEY, AUSTRALIA
  Star City.................................................    Land-based      352      153,000  1,500     200

------------------------

(1) We currently are in the process of constructing a 204-room hotel at Harrah's Joliet which is expected to be completed in the fourth quarter of 1999.

BRAND STRATEGY

    We seek to differentiate ourselves by building the industry's only national brand. To accomplish this objective, we have invested significant time and resources learning who the best customers in our industry are and what they want from a gaming experience. We are building our brand with a focus on the broad middle market gaming segment, but because of our strategy, we are uniquely positioned to appeal to those customers that play in more than one market. These customers represent 12% of the industry's customers, but generate 55% of the industry's revenue. Our strategy is comprised of four integrated components which combine to create a sustainable competitive advantage for Harrah's. These four elements are geographic distribution, quality facilities, proprietary technology and superior customer service.

    NATIONAL GEOGRAPHIC DISTRIBUTION

        Geographic distribution serves as the foundation of our strategy. Upon completing the Rio merger, we will operate 19 casinos in 14 markets in the United States, more than any other casino operator. As a result, we not only have diversified sources of revenue and earnings, but this geographic distribution also allows us to develop relationships with more customers in more markets than any other casino entertainment company. Since many of our markets have a limited number of gaming licenses, most of which have already been allocated, we believe it will be difficult for a competitor to duplicate our nationwide scope. In addition, through strategic growth opportunities, we will continue to expand our distribution and build even greater access to our target customers.

    QUALITY FACILITIES

        We have recently completed a large investment program in our facilities to ensure consistent quality among our properties as a necessary component in building a national brand. Our ongoing maintenance capital expenditure program ensures that our properties maintain a high level of quality and meet the expectations of our target customer. We recently completed several important renovations and expansions at our casinos, the most dramatic of which was the transformation of our Las Vegas property after approximately $200 million of investment. In 1999 our capital program includes building hotels at two of our riverboat properties, completing the expansion at the Rio and maintenance capital.

    PROPRIETARY TECHNOLOGY

        We have invested in proprietary technology and tools that help us better market to and understand our customers. Our proprietary technology not only enables us to market effectively and efficiently but also gives us the ability to operate centralized back office systems to achieve economies of scale and synergies. This technology includes powerful elements such as our patented Total Gold program and its underlying Winners Information Network (WINet) database. Total Gold is the only program in the casino industry that rewards and recognizes casino customers on a nationwide basis. Total Gold allows customers to earn points and comps based on play and redeem these points and comps for cash, merchandise, food, lodging or show tickets at any Harrah's casino across the country. There are currently over 15 million records in our WINet database. Total Gold was launched in September 1997. Our revenues for the nine months ended September 30, 1998 from cross-property tracked play as a percent of total gaming revenue have increased to over 12% compared to 8% for the same period in 1997. Total Gold and WINet integrate all of our casinos and, as such, serve as a platform on which we are able to build national brand loyalty.

    SUPERIOR CUSTOMER SERVICE

        We are committed to ensuring that our employees deliver a recognizable, differentiated customer experience based on level of play. Our goal is to increase the number of target customers who visit our casinos and to capture a greater share of their gaming budget. The key to this strategy is having highly capable, motivated employees that engender customer loyalty in local markets, and then capturing the revenues generated by these loyal customers when they travel to other markets. We are just beginning to implement this stage of our strategy.

RECENT TRANSACTIONS

    Consistent with our goal of establishing a national brand, we intend to be a key player in the consolidation of the gaming industry. We believe that we have a strong platform upon which to build value through acquisitions, first through the creation of synergies inherent in our technology and centralized services, and second through the expansion of our nationwide distribution system.

    THE SHOWBOAT ACQUISITION

        On June 1, 1998, we completed our acquisition of Showboat, Inc. ("Showboat"). We paid approximately $518 million in cash and assumed approximately $635 million in Showboat debt. Our acquisition of Showboat gives us a stronger presence in the two key growth and feeder markets of Atlantic City and Chicago. In Atlantic City, Showboat provides us with a very strong additional brand in a strategic Boardwalk location that complements Harrah's existing location in the Marina district. In the Chicago market, the combination of Showboat's riverboat casino complex southeast of Chicago in neighboring Indiana and Harrah's in Joliet, Illinois, southwest of Chicago, makes it possible for us to seek the loyalty of a broader share of visitors from the Chicago area. The acquisition also gives us a presence in Sydney, Australia through Showboat's management and partial ownership of the Star City casino. Showboat also owns a property in Las Vegas that is a non-strategic asset for us.

    THE RIO MERGER

        On August 10, 1998, we agreed to merge with Rio Hotel & Casino, Inc. ("Rio"). Rio is an all-suite hotel-casino with over 2,500 suites and 116,000 square feet of gaming space featuring approximately 2,400 slot machines and 100 table games, in addition to an 18-hole, championship golf course. In addition, Rio has approximately 35 acres of land adjacent to its existing property available for further development. We anticipate that Harrah's merger with Rio will add more than one million customers to our existing 15 million-customer database. We also believe that the combination of Rio's customers, more than 50% of whom are from the Las Vegas and Los Angeles markets, with Harrah's customers, who are predominantly from outside these markets, will provide significant opportunities to strategically expand cross-market play through our database management and marketing strength. The addition of Rio to the family of Harrah's properties provides our customers who frequent Las Vegas a choice between two distinct, high-quality experiences, a Las Vegas Strip destination and a high quality resort experience.

        In connection with our merger with Rio, we will issue approximately 25 million shares of our common stock and expect to assume approximately $370.3 million in Rio debt. The stockholders of each of Harrah's and Rio approved the merger at stockholder meetings held on November 18, 1998. The Nevada gaming regulatory authorities approved the merger on November 19, 1998. We expect to complete the transaction by the end of 1998.

                            ------------------------

    The principal executive offices of Harrah's are located at 1023 Cherry Road, Memphis, Tennessee 38117, telephone (901) 762-8600.

                                  THE OFFERING

Total Amount of Notes Offered......  $750,000,000 in principal amount of 7 7/8% Senior Subordinated
                                       Notes due 2005.

Maturity...........................  December 15, 2005.

Issue Price........................  100% of par plus accrued interest from the issue date of the notes.

Interest...........................  7 7/8% per year.

Interest Payment Dates.............  June 15 and December 15, beginning on June 15, 1999. Interest will accrue from the issue date of the notes.

Guarantee..........................  Harrah's Entertainment will unconditionally guarantee the notes.
                                       However, Harrah's Entertainment's obligations under the
                                       guarantee are subordinate to all of its present and future senior indebtedness, including its guarantee of our credit facility. Since its sole material asset is its equity interest in Harrah's Operating, Harrah's Entertainment is dependent on the receipt of dividends or other payments from Harrah's
                                       Operating to make payments on the guarantee of the notes.

Ranking............................  The notes are unsecured senior subordinated obligations of
                                       Harrah's Operating. At September 30, 1998, giving effect to our merger with Rio and the issuance of the notes, the notes would have been subordinated to $1,607.1 million of senior
                                       indebtedness of Harrah's Operating and debt obligations of our subsidiaries, including $1,061.6 million under our credit
                                       facility.

Optional Redemption................  We may redeem some or all of the notes at any time at the redemption price described in the "Description of Notes"
                                       section under the heading "Optional Redemption," plus accrued interest to the date of redemption.

Covenants..........................  The indenture governing the notes will contain covenants that limit our ability and our subsidiaries' ability to:

                                       - enter into certain sale and lease-back transactions;

                                       - incur liens on our assets to secure debt;

                                       - merge or consolidate with another company; and

                                       - transfer or sell substantially all of our assets.

                                     For more details, see the "Description of Notes" section under the heading "Additional Covenants of Harrah's Operating" in this prospectus supplement and the "Merger, Consolidation or
                                       Sale of Assets" section under the heading "Description of the
                                       Debt Securities" in the accompanying prospectus.

Limitation on Incurrence of New
  Debt.............................  The indenture does not limit the amount of indebtedness that we may issue or provide holders any protection should we be
                                       involved in a highly leveraged transaction.

Use of Proceeds....................  We will use the proceeds of the notes to reduce outstanding indebtedness under our credit facility.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following summary historical financial data below is derived from our audited consolidated financial statements, except for the financial data for the nine months ended September 30, which is derived from our unaudited consolidated financial statements. The selected unaudited pro forma financial data below under the heading "Pro Forma" gives effect to our acquisition of Showboat and merger with Rio and is derived from our unaudited pro forma condensed financial statements included herein. The balance sheet data below under the heading "Pro Forma as Adjusted" gives effect to both our merger with Rio and the offering of the notes. See "Capitalization." You should read the financial data presented below in conjunction with the respective consolidated financial statements and accompanying notes of Harrah's Entertainment, Rio and Showboat, as well as the respective management's discussion and analysis of results of operations and financial condition of Harrah's Entertainment and Rio, all of which are incorporated by reference into the accompanying prospectus.

                                             NINE MONTHS ENDED SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                                       (UNAUDITED)              --------------------------------------------
                                           -----------------------------------   PRO FORMA
                                            PRO FORMA                           (UNAUDITED)
                                             1998(1)    1998(1)(2)    1997(3)     1997(3)     1997(3)    1996(4)    1995(5)
                                           -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                                                             (IN MILLIONS)
INCOME STATEMENT DATA:
  Revenues...............................   $ 1,940.6    $ 1,479.3   $ 1,221.2   $ 2,389.2   $ 1,619.2  $ 1,586.0  $ 1,578.8
  Income from operations.................       309.0        239.1       174.2       298.3       213.5      236.9      209.4
  Income before income taxes and minority
    interests............................       196.1        176.7       162.1       190.0       183.6      172.1      151.6
  Income from continuing operations......       109.4        106.1        95.4        99.3       107.5       98.9       78.8

OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(6)..............................   $   472.7    $   364.9   $   301.7   $   532.7   $   374.7  $   335.3  $   305.1
  Adjusted EBITDA(6).....................       472.1        364.3       293.1       546.7       377.6      408.0      387.1
  Cash flows from operating
    activities...........................       296.3        245.3       219.0       355.2       255.1      285.7      213.7
  Interest expense.......................       130.4         81.4        57.9       161.6        79.1       70.0       73.9
  Ratio of earnings to fixed
    charges(7)...........................         2.3x         2.8x        3.1x        1.7x        2.8x       2.8x       1.3x

                                                                     AT SEPTEMBER 30,
                                                            -----------------------------------
                                                             PRO FORMA                                   AT DECEMBER 31,
                                                            AS ADJUSTED   PRO FORMA              -------------------------------
                                                               1998         1998        1998       1997       1996       1995
                                                            -----------  -----------  ---------  ---------  ---------  ---------
                                                                                  (IN MILLIONS)
BALANCE SHEET DATA:
  Total assets............................................   $ 4,278.5    $ 4,267.0   $ 3,191.9  $ 2,005.5  $ 1,974.1  $ 1,636.7
  Current portion of long-term debt.......................        52.4         52.4        49.8        1.8        1.8        2.0
  Long-term debt..........................................     2,304.7      2,290.6     1,914.0      924.4      889.5      753.7
  Stockholders' equity....................................     1,351.1      1,352.8       827.4      735.5      719.7      585.5

------------------------

(1) 1998 includes a $13.2 million gain from the sale of our equity investment in a restaurant subsidiary.

(2) Includes financial results of Showboat only from June 1, 1998, the date of its acquisition.

(3) 1997 includes $13.8 million in pre-tax charges for write-downs and reserves relating to debtor-in-possession financing provided to Harrah's Jazz Company and a $37.4 million gain on the sale of equity in our New Zealand subsidiary.

(4) 1996 includes $52.2 million in pre-tax charges for write-downs of the value of certain riverboat casino facilities and reserves relating to liability arising from our guarantee of third party debt.

(5) 1995 includes $93.3 million in pre-tax charges for write-downs primarily relating to our New Orleans casino development project.

(6) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA before write-downs and reserves, project opening costs, venture restructuring costs, gains on sales of subsidiary equity interests and provision for settlement of litigation and related costs. EBITDA and Adjusted EBITDA are supplemental financial measurements used by management, as well as by industry analysts, to evaluate Harrah's operations. However, EBITDA and Adjusted EBITDA should not be construed as an alternative to Income from operations (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in our consolidated financial statements. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by Harrah's may not be comparable to similarly titled measures presented by other companies.

(7) For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, the 1995 period has been adjusted to include the financial results and fixed charges for Harrah's Jazz Company. For the nine months ended September 30, 1998 and for the pro forma 1997 and 1998 periods, the computation of the ratio has been adjusted to include the financial results and fixed charges of Showboat Marina Casino Partnership. On a pro forma basis giving effect to the offering of the notes and the application of the proceeds as contemplated in "Use of Proceeds" (and excluding the effect of our acquisition of Showboat and our merger with Rio), the ratio of earnings to fixed charges for the year ended December 31, 1997 and the nine months ended September 30, 1998 would have been 2.3x and 2.6x, respectively.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement includes forward-looking statements, including, in particular, the statements about our plans, strategies and properties under the heading "Summary." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those discussed elsewhere in the documents which are incorporated by reference into this prospectus supplement and the accompanying prospectus and the following, any of which could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements:

    - the effect of economic, credit and capital market conditions;

    - our construction and development activities;

    - the ability of Harrah's and Rio to successfully integrate their operations;

    - the impact of competition;

    - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies; and

    - changes in customer demand.

                                  RISK FACTORS

    YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE INVESTING IN THE NOTES. AMONG THE FACTORS THAT MAY ADVERSELY AFFECT AN INVESTMENT IN THE NOTES ARE THE FOLLOWING:

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    We currently have a significant amount of indebtedness, including $1,797.5 million under our credit facility. At September 30, 1998, after giving effect to our merger with Rio and this offering, our total consolidated indebtedness would have been approximately $2,357.1 million. See "Capitalization."

    The notes will not restrict our ability to borrow substantial additional indebtedness in the future that may be senior to the notes and the guarantee. For example, our credit facility would permit additional borrowing of senior indebtedness of up to $223.9 million after completion of this offering, plus an additional amount sufficient to refinance the outstanding long-term indebtedness related to the East Chicago Showboat Casino. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

    Our indebtedness could have important consequences for the holders of the notes, including:

    - limiting our ability to satisfy our obligations with respect to the notes;

    - increasing our vulnerability to general adverse economic and industry conditions;

    - limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

    - requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

    - disadvantaging us compared to competitors with less indebtedness.

SERVICING OUR INDEBTEDNESS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Harrah's Entertainment is a holding company and Harrah's Operating conducts substantially all of its operations through its subsidiaries. As a result, our ability to meet our debt service obligations substantially depends upon our subsidiaries' cash flow and payments of funds to us by our subsidiaries. This ability, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    Based on our current level of operations and recent or pending acquisitions, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for the next few years.

    We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and these notes, on commercially reasonable terms or at all.

THE NOTES ARE JUNIOR TO ALL OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS. ALSO, THE GUARANTEE OF THESE NOTES IS JUNIOR TO ALL OF HARRAH'S ENTERTAINMENT'S EXISTING AND FUTURE SENIOR INDEBTEDNESS.

    These notes rank behind all of Harrah's Operating's existing and future senior indebtedness, including indebtedness under our credit facility. Likewise, Harrah's Entertainment's guarantee of the notes ranks behind all of its existing and future senior indebtedness. As a result, upon any distribution to either company's creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of senior indebtedness of both companies and their subsidiaries will be entitled to be paid in full in cash before any payment may be made to holders of these notes or with respect to the guarantee. The notes also will effectively rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payments of its liabilities, the subsidiary may not have sufficient assets remaining to make any payments to us as a shareholder or otherwise so that we can meet our obligations under the notes.

    In addition, all payments on the notes and the guarantee will be blocked in the event of a payment default on senior indebtedness and may be blocked for up to 179 of 360 consecutive days in the event of certain nonpayment defaults on senior indebtedness.

    At September 30, 1998, after giving effect to our merger with Rio and this offering, these notes would have been subordinated to $1,607.1 million of senior indebtedness of Harrah's Operating and debt obligations of its subsidiaries, and approximately $223.9 million would have been available for borrowing as additional senior indebtedness under our credit facility (excluding an additional amount that would be available to refinance the outstanding long-term indebtedness related to the East Chicago Showboat Casino). The indenture does not limit our ability to borrow substantial additional indebtedness, including senior indebtedness, in the future.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES.

    Prior to this offering, there was no public market for these notes. We have been informed by the underwriters that they intend to make a market in these notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

                                USE OF PROCEEDS

    We anticipate our net proceeds from the sale of the notes will be $735.9 million after deducting underwriting discounts and commissions and estimated offering expenses of $14.1 million. We intend to use the net proceeds to reduce outstanding indebtedness under our credit facility. We may, to the extent permitted by the terms of our credit facility, subsequently reborrow a portion of such funds to refinance other long-term indebtedness.

    Our current credit facility consists of a $1.90 billion five-year unsecured line of credit and a $150 million 364-day unsecured line of credit with maturities of July 31, 2000 and May 11, 1999, respectively. As of September 30, 1998, the amount outstanding under our credit facility was $1,797.5 million, and the weighted average interest rate under the credit facility was 6.43% per annum. See "Recent Developments--Modification of Credit Facility."

    Since January 1, 1998, we have made borrowings under our credit facility (other than short-term borrowings for working capital) of (i) $204.0 million to redeem Harrah's Operating's 8 3/4% Senior Subordinated Notes due 2000, (ii) approximately $500.0 million to pay a portion of the consideration paid to Showboat's stockholders in our acquisition of Showboat, and (iii) $388.7 million to complete our tender offer and consent solicitation for Showboat's 9 1/4% First Mortgage Bonds due 2008 and 13% Senior Subordinated Notes due 2009.

                              RECENT DEVELOPMENTS

EAST CHICAGO

    A subsidiary of Showboat, Showboat Indiana Investment, Inc., holds a 55% partnership interest in both Showboat Marina Partnership ("SMP") and Showboat Marina Investment Partnership ("SMIP"). Waterfront Entertainment and Development, Inc. ("Waterfront") is the minority partner, holding 45% of both SMP and SMIP. SMP and SMIP hold 99% and 1%, respectively, of the partnership interests in Showboat Marina Casino Partnership, the owner of the East Chicago Showboat Casino.

    We currently are negotiating an agreement with the shareholders of Waterfront to increase our ownership in SMP and SMIP to 91% of the equity in both companies. We also would amend the partnership agreements relating to SMP, SMIP and Showboat Marina Casino Partnership to give us greater flexibility in operating the East Chicago Showboat Casino and give continuing shareholders of Waterfront the right to require us to buy their shares of Waterfront stock in the future.

    We presently account for the operating results of SMP and SMIP on an equity method basis. If we acquire additional equity in such entities and amend the partnership agreements as described above, we will consolidate the financial results of SMP and SMIP with the financial results of our other businesses.

NEW ORLEANS CASINO

    On October 30, 1998, Harrah's Jazz Company ("Jazz"), a partnership in which one of our former subsidiaries was a partner, consummated a plan of reorganization. Jazz originally was formed to develop, own and operate the only land-based casino entertainment facility in New Orleans, Louisiana. Jazz filed for bankruptcy protection on November 22, 1995 before completing construction of a permanent casino facility. As a result of consummating its reorganization, Jazz ended its bankruptcy, all litigation relating to the bankruptcy filing has been or is in the process of being dismissed and a newly formed limited liability company, Jazz Casino Company, L.L.C. ("JCC"), is recommencing construction of the casino.

    A subsidiary of Harrah's Operating owns approximately 43% of the equity of JCC's publicly-held parent company (which may be reduced to approximately 40% due to certain option exercises), and a subsidiary of Harrah's Operating will manage the casino under a management agreement. Harrah's Operating has guaranteed (i) JCC's initial $100 million annual tax payment to the State of Louisiana (and, subject to certain conditions, agreed to provide the guarantee for four additional years), (ii) $166.5 million of JCC bank debt, and (iii) completion and opening of the casino on or before October 30, 1999 (subject to force majeure). Harrah's Operating also is obligated to make a $22.5 million subordinated loan to JCC as a part of the financing of construction of the casino. Harrah's Operating and its subsidiaries will receive certain fees in connection with the management of the casino and for providing the bank and State guarantees, subject to deferral in certain circumstances. The casino is currently expected to open by late October 1999.

MODIFICATION OF CREDIT FACILITY

    In connection with obtaining the consent of the lenders under our credit facility to our merger with Rio, we have agreed to modify certain terms of the credit facility relating to mandatory principal reductions and the interest rates charged under such facility. Currently, our borrowings under the credit facility bear interest at either a base rate or a Eurodollar rate, each adjusted for an applicable margin (which is further defined in the related credit agreement). The base rate is equal to the higher of the following: (i) a certificate of deposit rate plus 0.50%, (ii) the prime interest rate or (iii) the overnight federal funds rate plus 0.50%.

    The applicable margins on our $1.90 billion five-year unsecured line of credit (the "$1.90 Billion Line") and our $150 million 364-day unsecured line of credit (the "$150 Million Line") are based on a maximum of 1.25% and 0.875%, respectively, minus predetermined percentage discounts based on our interest coverage ratios or credit ratings received from specified rating agencies (the "Reduction Discounts"). As of September 30, 1998, the Reduction Discounts applicable to the $1.90 Billion Line and $150 Million Line were 0.50% and 0.25%, respectively. The $1.90 Billion Line requires that we pay an annual fee of up to 0.25% on the unused portion of the line of credit, and the $150 Million Line requires that we pay an annual fee of up to 0.15% on the full commitment. Both of these fees are further adjusted by the appropriate Reduction Discount. After adjusting these fees for the applicable Reduction Discount, as of September 30, 1998, the annual fee on the $1.90 Billion Line was 0.20% and 0.11% on the $150 Million Line.

    As amended, our credit facility will (i) provide for us to refinance at least $250 million of amounts available under the credit facility by each of December 31, 1998, March 31, 1999 and June 30, 1999 (a total of $750 million) from the proceeds of an equity offering of Harrah's Entertainment or an offering of senior unsecured or subordinated debt of Harrah's Operating; (ii) permanently increase the interest rate margin applicable to all amounts outstanding under the credit facility by 0.50% for each $250 million not refinanced by such dates (a total increase of 1.50%); and (iii) require Harrah's Operating to collateralize amounts borrowed under the credit facility with substantially all of its assets and those of its subsidiaries in the event that we have not refinanced at least $500 million by June 30, 1999 AND senior unsecured indebtedness of Harrah's Operating is at the time rated less than investment grade by both Standard & Poors and Moody's. Under the amended credit facility, we will not be subject to certain previously scheduled permanent reductions in our borrowing availability and we will be able to reborrow a portion of the proceeds of this offering to refinance the outstanding long-term indebtedness related to the East Chicago Showboat Casino.

                                 CAPITALIZATION

    The following table sets forth our debt and equity capitalization as of September 30, 1998 (i) on a historical basis, (ii) after giving pro forma effect to our merger with Rio, and (iii) as further adjusted to give effect to this offering of notes and the application of our estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with the consolidated financial statements and related notes of Harrah's Entertainment, Rio and Showboat incorporated by reference into the accompanying prospectus.

                                                                                      SEPTEMBER 30, 1998
                                                                              -----------------------------------
                                                                                                       PRO FORMA
                                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ---------  -----------  -----------
                                                                                         (IN MILLIONS)
CURRENT PORTION OF LONG-TERM DEBT:
  Total current portion of long-term debt...................................  $    49.8   $    52.4    $    52.4
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------
LONG-TERM DEBT:
  Revolving Credit Facilities
    Harrah's Operating......................................................  $ 1,797.5   $ 1,797.5    $ 1,061.6
    Rio.....................................................................                  136.5        136.5
  Unsecured Notes Payable...................................................        3.9        15.6         15.6
  Capitalized Lease Obligations.............................................        2.2         2.2          2.2
  9 1/4% First Mortgage Bonds due 2008......................................       58.3        58.3         58.3
  13% Senior Subordinated Notes due 2009....................................        2.4         2.4          2.4
  Atlantic City Mortgage Debt...............................................       99.5        99.5         99.5
  10 5/8% Senior Subordinated Notes due 2005................................                  105.5        105.5
  9 1/2% Senior Subordinated Notes due 2007.................................                  125.5        125.5
  Notes offered hereby......................................................                               750.0
    Less current portion of long-term debt..................................      (49.8)      (52.4)       (52.4)
                                                                              ---------  -----------  -----------
    Total long-term debt, net of current portion............................    1,914.0     2,290.6      2,304.7

STOCKHOLDERS' EQUITY:
  Total stockholders' equity................................................      827.4     1,352.8      1,351.1
                                                                              ---------  -----------  -----------
    Total capitalization....................................................  $ 2,741.4   $ 3,643.4    $ 3,655.8
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data below is derived from our audited consolidated financial statements, except for the financial data for the nine months ended September 30, which is derived from our unaudited consolidated financial statements. You should read the financial data presented below in conjunction with the consolidated financial statements, accompanying notes and management's discussion and analysis of results of operations and financial condition of Harrah's Entertainment, which are incorporated by reference into the accompanying prospectus.

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                              (UNAUDITED)                YEAR ENDED DECEMBER 31,
                                                          --------------------  ------------------------------------------
                                                           1998(1)    1997(2)    1997(2)    1996(3)    1995(4)    1994(5)
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues..............................................  $ 1,479.3  $ 1,221.2  $ 1,619.2  $ 1,586.0  $ 1,578.8  $ 1,349.9
  Income from operations................................      239.1      174.2      213.5      236.9      209.4      267.2
  Income before income taxes and minority interests.....      176.7      162.1      183.6      172.1      151.6      139.3
  Income from continuing operations.....................      106.1       95.4      107.5       98.9       78.8       50.0
  Net income(6).........................................       87.8       87.2       99.4       98.9       78.8       78.4
  Net income per share--diluted(6)......................       0.87       0.86       0.98       0.95       0.76       0.76

OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(7).............................................  $   364.9  $   301.7  $   374.7  $   335.3  $   305.1  $   285.4
  Adjusted EBITDA(7)....................................      364.3      293.1      377.6      408.0      387.1      354.1
  Cash flows from operating activities..................      245.3      219.0      255.1      285.7      213.7      227.3
  Interest expense......................................       81.4       57.9       79.1       70.0       73.9       76.4
  Ratio of earnings to fixed charges(8).................        2.8x       3.1x       2.8x       2.8x       1.3x       2.0x


                                                            1993
                                                          ---------

INCOME STATEMENT DATA:
  Revenues..............................................  $ 1,020.6
  Income from operations................................      210.0
  Income before income taxes and minority interests.....      139.0
  Income from continuing operations.....................       74.9
  Net income(6).........................................       86.3
  Net income per share--diluted(6)......................       0.84
OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(7).............................................  $   274.1
  Adjusted EBITDA(7)....................................      274.5
  Cash flows from operating activities..................      198.2
  Interest expense......................................       73.1
  Ratio of earnings to fixed charges(8).................        2.6x

                                                                                              AT DECEMBER 31,
                                                            SEPTEMBER 30,  -----------------------------------------------------
                                                                1998         1997       1996       1995       1994       1993
                                                            -------------  ---------  ---------  ---------  ---------  ---------
                                                                                  (IN MILLIONS)
BALANCE SHEET DATA:
  Total assets(6).........................................   $   3,191.9   $ 2,005.5  $ 1,974.1  $ 1,636.7  $ 1,738.0  $ 1,528.0
  Current portion of long-term debt.......................          49.8         1.8        1.8        2.0        1.0        1.0
  Long-term debt..........................................       1,914.0       924.4      889.5      753.7      727.5      665.2
  Stockholders' equity(6).................................         827.4       735.5      719.7      585.5      623.4      536.0

------------------------

(1) 1998 includes a $13.2 million gain from the sale of our equity investment in a restaurant subsidiary. Includes financial results of Showboat only from June 1, 1998, the date of its acquisition.

(2) 1997 includes $13.8 million in pre-tax charges for write-downs and reserves relating to debtor-in-possession financing provided to Harrah's Jazz Company and a $37.4 million gain on the sale of equity in our New Zealand subsidiary.

(3) 1996 includes $52.2 million in pre-tax charges for write-downs of the value of certain riverboat casino facilities and reserves relating to liability arising from our guarantee of third party debt.

(4) 1995 includes $93.3 million in pre-tax charges for write-downs primarily relating to our New Orleans casino development project.

(5) 1994 includes a $53.4 million provision for settlement of all claims and related costs related to the Merger Agreement and Tax Sharing Agreement arising from the 1990 spin-off of Harrah's Entertainment and acquisition of the Holiday Inn business by Bass PLC.

(6) Amounts for periods prior to the June 30, 1995 dividend of Promus Hotel Corporation common stock to our stockholders reflect the impact of the financial position and results of operations for the discontinued hotel business in those periods.

(7) EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA consists of EBITDA before write-downs and reserves, project opening costs, venture restructuring costs, gains on sales of subsidiary equity interests and provision for settlement of litigation and related costs. EBITDA and Adjusted EBITDA are supplemental financial measurements used by management, as well as by industry analysts, to evaluate Harrah's operations. However, EBITDA and Adjusted EBITDA should not be construed as an alternative to Income from operations (as an indicator of Harrah's operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in our consolidated financial statements. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by Harrah's may not be comparable to similarly titled measures presented by other companies.

(8) For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, the 1994 and 1995 periods have been adjusted to include the financial results and fixed charges for Harrah's Jazz Company. For the nine months ended September 30, 1998, the computation of the ratio has been adjusted to include the financial results and fixed charges of Showboat Marina Casino Partnership. On a pro forma basis giving effect to the offering of the notes and the application of the proceeds as contemplated in "Use of Proceeds," the ratio of earnings to fixed charges for the year ended December 31, 1997 and the nine months ended September 30, 1998 would have been 2.3x and 2.6x, respectively.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements are based upon and should be read in conjunction with the historical consolidated financial statements of Harrah's Entertainment, Rio and Showboat which are incorporated by reference into the accompanying prospectus.

    The unaudited pro forma condensed statements of income for the nine months ended September 30, 1998 and the year ended December 31, 1997 give effect to (i) our acquisition of both Showboat and Rio applying the purchase method of accounting; (ii) our refinancing of certain amounts of Showboat's existing indebtedness (on June 15, 1998, we completed tender offers and consent solicitations and retired a portion of the debt assumed in our acquisition of Showboat); (iii) certain adjustments that are directly attributable to our acquisition of Showboat and Rio and anticipated to have continuing impact, including certain estimated operational benefits arising from the elimination of duplicative corporate office and operational support functions; (iv) de-consolidation of the Showboat East Chicago property, in which we hold a 55% non-controlling interest; and (v) the presentation of the Showboat Las Vegas property as an asset held for sale. The pro forma condensed statements of income reflecting our acquisition of Showboat and Rio assume that both transactions were consummated on the first day of each of the periods presented.

    The unaudited pro forma condensed balance sheet presents the combined financial position of Harrah's Entertainment (including Showboat) and Rio as of September 30, 1998. The unaudited pro forma condensed balance sheet gives effect to (i) our merger with Rio applying the purchase method of accounting as if the merger was consummated on September 30, 1998; and (ii) certain adjustments that are directly attributable to our merger with Rio.

    The unaudited pro forma condensed financial statements have been prepared based upon currently available information and assumptions that we have deemed appropriate. This pro forma information may not be indicative of what actual results would have been, nor does such data purport to represent the combined financial results of Harrah's Entertainment, Showboat and Rio for future periods.

                          HARRAH'S ENTERTAINMENT, INC.

                         UNAUDITED PRO FORMA CONDENSED
                              STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                             HARRAH'S
                                                                                AS         RIO        PRO FORMA
                                      HARRAH'S     SHOWBOAT    PRO FORMA     ADJUSTED    HISTORICAL ADJUSTMENTS FOR  HARRAH'S AS
                                     HISTORICAL    HISTORICAL ADJUSTMENTS       FOR       (NOTE          RIO           ADJUSTED
                                      (NOTE 1)     (NOTE 2)     (NOTE 3)     SHOWBOAT      4)         (NOTE 5)         FOR RIO
                                     -----------   --------   ------------   ---------   -------   ---------------   ------------
                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Casino...........................  $  1,220.3    $ 237.6    $  (92.7) (a)  $1,365.2    $149.0    $                 $1,514.2
  Food and beverage................       171.8       25.9       (10.4) (a)     187.3      99.6                         286.9
  Rooms............................       114.5        9.7        (2.5) (a)     121.7      59.9                         181.6
  Management fees..................        48.6        4.4        (0.5) (a)      52.5         -                          52.5
  Other............................        60.7        4.1        (1.8) (a)      63.0      21.8                          84.8
  Less: casino promotional
    allowances.....................      (136.6)     (17.4)        3.0  (a)    (151.0)    (28.4)                       (179.4)
                                     -----------   --------   ------------   ---------   -------     ------          ------------
      Total revenues...............     1,479.3      264.3      (104.9)       1,638.7     301.9                       1,940.6
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Operating expenses
  Direct
    Casino.........................       651.2      100.6       (42.4) (a)     709.4      83.8                         793.2
    Food and beverage..............        86.8       27.6       (11.7) (a)     102.7      71.5                         174.2
    Rooms..........................        31.7        6.1        (1.6) (a)      36.2      18.9                          55.1
  Depreciation--buildings,
    riverboats and equipment.......        94.9       19.0        (7.7) (a)     106.2      20.7        (1.0) (h)        125.9
  Equity in (income) losses of
    nonconsolidated subsidiaries...         8.7        1.2         2.9  (a)      12.8         -                          12.8
  Project opening costs............         7.2          -           -            7.2         -                           7.2
  Other............................       359.7      108.1       (38.8) (a)     409.2      56.5         2.8  (i)        463.2
                                                                   6.2  (b)                            (5.3) (j)
                                                                 (26.0) (c)
                                     -----------   --------   ------------   ---------   -------     ------          ------------
      Total operating expenses.....     1,240.2      262.6      (119.1)       1,383.7     251.4        (3.5)          1,631.6
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income from operations.............       239.1        1.7        14.2          255.0      50.5         3.5             309.0
Interest expense, net of interest
  capitalized......................       (81.4)     (29.7)        9.1  (a)    (111.6)    (18.2)       (0.6) (k)(l)    (130.4)
                                                                   5.0  (d)
                                                                 (14.6) (e)
Other income, including interest
  income...........................        19.0        1.8        (0.1) (a)      20.7      (3.2)                         17.5
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income before income taxes and
  minority interests...............       176.7      (26.2)       13.6          164.1      29.1         2.9             196.1
Provision for income taxes.........       (65.0)       4.0        (7.5) (g)     (68.5)    (10.6)       (2.0) (m)        (81.1)
Minority interests.................        (5.6)         -           -           (5.6)                                   (5.6)
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income from continuing
  operations.......................  $    106.1    $ (22.2)   $    6.1       $   90.0    $ 18.5    $    0.9          $  109.4
                                     -----------   --------   ------------   ---------   -------     ------          ------------
                                     -----------   --------   ------------   ---------   -------     ------          ------------
Income from continuing operations
  per share
    Basic..........................  $     1.06                              $   0.91                                $   0.87(n)
    Diluted........................  $     1.05                              $   0.90                                $   0.86(n)
Average common shares
  outstanding......................       100.2                                 100.2                                   125.0(n)
Average common and common
  equivalent shares outstanding....       101.3                                 101.3                                   126.7(n)

        See Notes to Unaudited Pro Forma Condensed Financial Statements.

                          HARRAH'S ENTERTAINMENT, INC.

                         UNAUDITED PRO FORMA CONDENSED
                              STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                           HARRAH'S
                                                                              AS                      PRO FORMA
                                    HARRAH'S    SHOWBOAT     PRO FORMA     ADJUSTED       RIO      ADJUSTMENTS FOR   HARRAH'S AS
                                    HISTORICAL  HISTORICAL  ADJUSTMENTS       FOR      HISTORICAL        RIO           ADJUSTED
                                    (NOTE 1)    (NOTE 2)      (NOTE 3)     SHOWBOAT    (NOTE 4)       (NOTE 5)         FOR RIO
                                    ---------   ---------   ------------   ---------   ---------   ---------------   ------------
                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues
  Casino..........................  $1,338.0    $  497.1    $ (152.8) (a)  $1,682.3    $  214.0    $                 $1,896.3
  Food and beverage...............     196.8        62.7       (20.9) (a)     238.6       114.8                         353.4
  Rooms...........................     128.4        25.4        (6.1) (a)     147.7        70.4                         218.1
  Management fees.................      24.6         5.7                       30.3           -                          30.3
  Other...........................      78.9        10.7        (5.5) (a)      84.1        25.6                         109.7
  Less: casino promotional
    allowances....................    (147.5)      (44.8)        6.4  (a)    (185.9)      (32.7)                       (218.6)
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
      Total revenues..............   1,619.2       556.8      (178.9)       1,997.1       392.1                       2,389.2
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Operating expenses
  Direct
    Casino........................     685.9       252.8       (79.0) (a)     859.7       117.6                         977.3
    Food and beverage.............     103.6        37.4       (18.4) (a)     122.6        89.0                         211.6
    Rooms.........................      39.7         6.6        (3.7) (a)      42.6        20.6                          63.2
  Depreciation--buildings,
    riverboats and equipment......     103.7        40.8       (14.3) (a)     130.2        23.2        (1.3) (h)        152.1
  Equity in (income) losses of
    nonconsolidated
    subsidiaries..................      11.1         3.5        23.9  (a)      38.5           -                          38.5
  Project opening costs...........      17.6         9.6        (9.6) (a)      17.6        11.2                          28.8
  Other...........................     444.1       180.0       (65.2) (a)     552.2        70.4         3.8  (i)        619.4
                                                                15.3  (b)                              (7.0) (j)
                                                               (22.0) (c)
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
      Total operating expenses....   1,405.7       530.7      (173.0)       1,763.4       332.0        (4.5)          2,090.9
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income from operations............     213.5        26.1        (5.9)         233.7        60.1         4.5             298.3
Interest expense, net of interest
  capitalized.....................     (79.1)      (49.4)       16.6  (a)    (134.5)      (26.3)       (0.8) (k)(l)    (161.6)
                                                                10.9  (d)
                                                               (33.5) (e)
Other income, including interest
  income..........................      49.2         5.1        (1.0) (a)      53.3           -                          53.3
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income before income taxes and
  minority interests..............     183.6       (18.2)      (12.9)         152.5        33.8         3.7             190.0
Provision for income taxes........     (68.7)        2.3        (1.9) (g)     (68.3)      (12.4)       (2.6) (m)        (83.3)
Minority interests................      (7.4)       (2.6)        2.6  (a)      (7.4)          -                          (7.4)
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income from continuing
  operations......................  $  107.5    $  (18.5)   $  (12.2)      $   76.8    $   21.4    $    1.1          $   99.3
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
                                    ---------   ---------   ------------   ---------   ---------     ------          ------------
Income from continuing operations
  per share
    Basic.........................  $   1.07                               $   0.76                                  $   0.81(n)
    Diluted.......................  $   1.06                               $   0.76                                  $   0.80(n)
Average common shares
  outstanding.....................     100.6                                  100.6                                     122.2(n)
Average common and common
  equivalent shares outstanding...     101.3                                  101.3                                     123.5(n)

        See Notes to Unaudited Pro Forma Condensed Financial Statements.

                          HARRAH'S ENTERTAINMENT, INC.

                         UNAUDITED PRO FORMA CONDENSED
                                 BALANCE SHEET

                            AS OF SEPTEMBER 30, 1998

                                                                                     HARRAH'S
                                              HARRAH'S       RIO       PRO FORMA        AS
                                              HISTORICAL  HISTORICAL  ADJUSTMENTS    ADJUSTED
                                              (NOTE 1)    (NOTE 4)      (NOTE 6)      FOR RIO
                                              ---------   ---------   ------------   ---------
                                                               (IN MILLIONS)
ASSETS
Current assets
  Cash and cash equivalents.................  $  128.7    $   21.3    $              $  150.0
  Receivables, less allowance for doubtful
    accounts................................      46.7        37.7                       84.4
  Deferred income tax benefits..............      16.1           -                       16.1
  Inventories...............................      15.6        13.8                       29.4
  Prepayments and other.....................      29.0         8.4                       37.4
                                              ---------   ---------   ------------   ---------
    Total current assets....................     236.1        81.2                      317.3
                                              ---------   ---------   ------------   ---------
Land, buildings, riverboats and equipment...   2,641.6       738.5       186.2  (o)   3,465.1
                                                                        (101.2) (o)
Less: accumulated depreciation..............    (765.5)     (101.2)      101.2  (o)    (765.5)
                                              ---------   ---------   ------------   ---------
                                               1,876.1       637.3       186.2        2,699.6
Excess of purchase price over net assets
  acquired in Showboat acquisition..........     521.8           -                      521.8
Goodwill arising from Rio acquisition.......         -           -       150.0  (p)     150.0
Investments in and advances to
  nonconcolidated subsidiaries..............     284.7           -                      284.7
Other assets................................     273.2        24.7        (4.3) (q)     293.6
                                              ---------   ---------   ------------   ---------
                                              $3,191.9    $  743.2    $  331.9       $4,267.0
                                              ---------   ---------   ------------   ---------
                                              ---------   ---------   ------------   ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................  $   39.2    $   27.6    $              $   66.8
  Accrued expenses..........................     203.1        36.0        26.9  (r)     266.0
  Current portion of long-term debt.........      49.8         2.6                       52.4
                                              ---------   ---------   ------------   ---------
    Total current liabilities...............     292.1        66.2        26.9          385.2
Long-term debt..............................   1,914.0       367.7         8.9  (s)   2,290.6
Deferred credits and other..................      99.8           -                       99.8
Deferred income taxes.......................      44.1        17.9        62.1  (t)     124.1
                                              ---------   ---------   ------------   ---------
                                               2,350.0       451.8        97.9        2,899.7
                                              ---------   ---------   ------------   ---------
Minority interests..........................      14.5           -                       14.5
                                              ---------   ---------   ------------   ---------
Commitments and contingencies
Stockholders' equity
  Common stock..............................      10.1         0.2         2.3  (u)      12.6
  Capital surplus...........................     398.0       182.7       340.2  (u)     920.9
  Retained earnings.........................     437.3       108.5      (108.5) (u)     437.3
  Accumulated other comprehensive income....      (0.4)          -                       (0.4)
  Deferred compensation related to
    restricted stock........................     (17.6)          -                      (17.6)
                                              ---------   ---------   ------------   ---------
                                                 827.4       291.4       234.0        1,352.8
                                              ---------   ---------   ------------   ---------
                                              $3,191.9    $  743.2    $  331.9       $4,267.0
                                              ---------   ---------   ------------   ---------
                                              ---------   ---------   ------------   ---------

        See Notes to Unaudited Pro Forma Condensed Financial Statements.

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                              FINANCIAL STATEMENTS

    Note 1--Historical financial information for Harrah's for the nine months ended September 30, 1998 and the year ended December 31, 1997 has been derived from the Harrah's historical financial statements. Harrah's financial statements for the nine month period ended September 30, 1998 include Showboat's operations after its June 1, 1998 acquisition by Harrah's.

    Note 2--The Showboat historical financial information for the year ended December 31, 1997 has been derived from Showboat's historical financial information. Showboat's historical financial results reflected in the Unaudited Pro Forma Condensed Statement of Income for the Nine Months Ended September 30, 1998 include only the five months of Showboat's operations prior to its June 1, 1998 acquisition by Harrah's.

    Note 3--Following are brief descriptions of the pro forma adjustments to reflect Harrah's acquisition of Showboat.

    (a) Adjusts the historical statements of income to reflect the operating results of Showboat East Chicago as being accounted for under the equity method (rather than consolidated) and to remove the operating results of Showboat Las Vegas. Harrah's owns a 55% non-controlling interest in the partnership which owns and operates Showboat East Chicago. The agreements which govern the management of this partnership stipulate that certain actions require unanimous approval of all partners, or the consent of the minority partner, before such action can be taken. These actions include, among others, the approval of the annual operating budget, approval of the annual capital budget, decisions to buy or sell assets totaling more than $500,000 in any one calendar year and the incurrence of more than $500,000 of debt in any one calendar year. Given the significance of the issues requiring the concurrence of the minority partner, Harrah's has concluded that it does not have control of the partnership for accounting purposes and will account for this investment under the equity method of accounting. Showboat Las Vegas is being carried by Harrah's as an asset held for sale and, as such, is carried on Harrah's balance sheet at its estimated realizable value, net of estimated selling expenses and carrying costs through the expected date of sale. The net impact on income from continuing operations of the pro forma adjustments related to Showboat East Chicago is zero. The net impact of the adjustments related to Showboat Las Vegas is to increase income from continuing operations by $2.1 million for the nine months ended September 30, 1998 and $3.5 million for the year ended December 31, 1997.

    (b) Reflects estimated expense for the amortization of the excess of the purchase price paid over the net book value of the assets acquired. Harrah's is currently in the process of allocating the purchase price among the tangible and intangible assets acquired and the liabilities assumed based on fair market values, as determined by appraisals, discounted cash flows, quoted market prices and estimates made by management. The purchase price allocation process is expected to be completed by the end of 1998. For purposes of these pro forma statements, it is assumed that the excess purchase price will be amortized over an average 30 year life for all tangible and intangible assets acquired. Upon completion of the purchase price allocation process, to the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill and amortized over 40 years.

    (c) Reflects adjustments for transaction costs expensed by Showboat in pre-transaction periods and estimated administrative costs savings to be realized as a result of merger efficiencies.

    (d) Reflects reduction in interest expense for the impact of Harrah's retirement of $218.6 million face amount of Showboat's 9 1/4% First Mortgage Bonds due 2008 and $117.9 million face amount of Showboat's 13% Senior Subordinated Notes due 2009 using funds drawn under Harrah's credit facility. See Note (f).

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)

    (e) Reflects additional interest expense, including amortization of related deferred finance charges, arising from the incremental borrowings incurred by Harrah's to fund the purchase of Showboat's outstanding common stock. See Note
(f).

    (f) The funds required to fund the retirement of a portion of Showboat's outstanding debt (see Note (d)) and the purchase of Showboat's outstanding common stock (see Note (e)) were borrowed under Harrah's credit facility, and the pro forma effects of such borrowing on interest expense have been computed at a historical average floating rate of 6.26% for the nine months ended September 30, 1998, and 6.29% for the year ended December 31, 1997. Each 1/8 of a percent change in the floating rate on these borrowings would result in a change in interest expense of $0.8 million for the nine months ended September 30, 1998, and $1.1 million for the year ended December 31, 1997.

    (g) Records the estimated tax effect of the pro forma adjustments, with the exception of the amortization of the unallocated purchase price, which is assumed to be nondeductible for tax purposes.

    Note 4--The Rio historical financial information for the nine months ended September 30, 1998 and the year ended December 31, 1997 has been derived from Rio's historical financial information.

    Note 5--The following table sets forth the determination and preliminary allocation of the purchase price based on a market value of $19.83 per share of Harrah's common stock, which is the average of the quoted market price of Harrah's common stock for the period beginning three trading days before and ending three trading days after our merger with Rio was announced.

                                                                                      (IN
                                                                                   MILLIONS)
                                                                                  ------------
Merger exchange of shares (24.8 million shares of Rio common stock converted to
  Harrah's common stock on a one for one exchange basis, and fair market value assigned to outstanding Rio stock options to be converted to Harrah's
  options)......................................................................   $    525.4
Estimated fair market value of Rio debt assumed by Harrah's.....................        379.2
Transaction costs and expenses..................................................         26.9
                                                                                  ------------
Pro forma purchase price........................................................   $    931.5
                                                                                  ------------
                                                                                  ------------

    The preliminary allocation of the pro forma purchase price is as follows:

Land............................................................................   $    185.7
Buildings, and furniture, fixtures and equipment................................        637.8
Goodwill........................................................................        150.0
Other, net......................................................................        (42.0)
                                                                                  ------------
                                                                                   $    931.5
                                                                                  ------------
                                                                                  ------------

    The final purchase price and its allocation will be based on independent appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed by June 30, 1999.

    Following are brief descriptions of the pro forma adjustments to the statements of income to reflect our merger with Rio.

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)

    (h) Adjusts depreciation expense due to the revaluation of acquired buildings and equipment resulting from the allocation of the purchase price of Rio. Depreciation expense is reduced $1.0 million for the nine months ended September 30, 1998 and $1.3 million for the year ended December 31, 1997.

    (i) Reflects an increase in expense due to amortization of goodwill arising from Harrah's purchase of Rio. Amortization expense is increased $2.8 million for the nine months ended September 30, 1998 and $3.8 million for the year ended December 31, 1997. Goodwill is assumed to be amortized over a life of 40 years.

    (j) Records the impact on expenses of certain estimated operational efficiencies for functions which are expected to be eliminated or reduced as a result of our merger with Rio. The elimination of duplicative corporate office and operational support functions is estimated to reduce other costs and expenses and corporate expense by $5.3 million for the nine months ended September 30, 1998 and to reduce other costs and expenses and corporate expense by $7.0 million for the year ended December 31, 1997.

    (k) Reflects net increase in interest expense comprised of incremental borrowings incurred by Harrah's to fund transaction costs, which is partially offset by the amortization of the estimated premium to be recognized to adjust Rio's outstanding debt to its fair value as of the date of acquisition. The pro forma interest expense arising from the additional borrowings has been computed using Harrah's historical average floating rate on its credit facility of 6.26% for the nine months ended September 30, 1998, and 6.29% for the year ended December 31, 1997. Each 1/8 percent change in the floating rate on these borrowings would result in a change in interest expense of $25,000 for the nine months ended September 30, 1998, and $34,000 for the year ended December 31, 1997.

    (l) In connection with obtaining the consent of the lenders under our credit facility to our merger with Rio, we have agreed to modify certain terms of the credit facility relating to mandatory principal reductions and the interest rates charged under such facility. As amended, the credit facility will (i) provide for Harrah's to refinance at least $250 million of the amounts available under the credit facility by each of December 31, 1998, March 31, 1999 and June 30, 1999 (a total of $750 million); (ii) permanently increase the interest rate margin applicable to all amounts outstanding under the credit facility by 0.50% for each $250 million not refinanced by such dates (a total increase of 1.50%); and (iii) require Harrah's Operating to collateralize amounts borrowed under the credit facility if at least $500 million has not been refinanced by June 30, 1999, and senior unsecured indebtedness of Harrah's Operating is rated less than investment grade by both of Standard & Poors and Moody's. These pro forma income statements do not reflect the possible increase in interest costs that may arise as a result of the debt refinancings or the increase in the credit facility interest rate that will occur if the debt refinancings are not completed. Had the provisions of this amendment to the credit facility been in place as of the first day of each period presented, the increase in pro forma interest expense would have been:

                                                                                  NINE MONTHS
                                                             YEAR ENDED              ENDED
                                                          DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                         -------------------  -------------------
                                                                      (IN MILLIONS)
Assuming $750 million refinanced at an average 8.0%
  fixed rate...........................................       $    14.5            $    11.1
    Impact on expense of a 1/8% change in the assumed
      rate.............................................             0.9                  0.7

Assuming a 1.5% increase in the floating rate paid
  under the credit facility............................            22.1                 18.7

                          HARRAH'S ENTERTAINMENT, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        FINANCIAL STATEMENTS (CONTINUED)

    (m) Records the estimated tax effect of these pro forma adjustments, with the exception of the amortization of goodwill, which is assumed to be nondeductible for tax purposes.

    (n) Pro forma income from continuing operations per share is computed on the basis of the combined weighted average number of shares of Harrah's common stock and Harrah's common stock equivalents after giving effect to the issuance of shares to consummate our merger with Rio.

    Note 6--Following are brief descriptions of the pro forma adjustments to the balance sheet to reflect our merger with Rio.

    (o) Reflects the net increase in the carrying value of Rio's land, buildings and equipment to adjust those assets to their estimated fair market value.

    (p) Reflects as goodwill the excess purchase price over fair value of net tangible and intangible assets acquired and liabilities assumed.

    (q) Reduces other assets to reflect deferred financing costs of Rio not valued due to the adjustment of debt to estimated fair market value.

    (r) Records as current liabilities the accrual of severance and direct merger costs of Harrah's and Rio.

    (s) Reflects the net adjustment to long-term debt to reflect the Rio debt at its estimated fair market value and incremental borrowings to fund payment of additional deferred finance charges.

    (t) Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings and equipment.

    (u) The net increase in stockholders' equity reflects: (i) the issuance of one share of Harrah's common stock for each share of Rio common stock outstanding and (ii) the elimination of Rio's historical retained earnings.

                            REGULATION AND LICENSING

    The ownership and operation of casino gaming facilities are subject to extensive governmental regulation. Each of the jurisdictions in which we operate gaming facilities requires us to hold various licenses, findings of suitability, registrations, permits, and approvals (collectively, "Gaming Licenses"). Under the gaming laws of Nevada, New Jersey, Mississippi, Missouri, Louisiana, Illinois, Indiana, and other jurisdictions, and our corporate charter, holders of our securities may be required, under certain circumstances, to dispose of the securities. If the holder refuses to do so, we may be required to repurchase the security.

    Consequently, each holder of notes, by accepting any notes, will be deemed to have agreed to be bound by the requirements imposed by the gaming authority in any jurisdiction we, or any of our subsidiaries, conduct or propose to conduct gaming activities. See "Description of the Debt Securities-- Mandatory Disposition Pursuant to Gaming Laws," in the accompanying prospectus. In addition, under the indenture governing the notes, each holder and beneficial owner of notes, by accepting or otherwise acquiring an interest in any notes, will be deemed to have agreed to apply for a license, qualification or finding of suitability as required by the gaming authorities in any jurisdiction in which we, or any of our subsidiaries, conduct or propose to conduct gaming activities. If a holder of notes fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

    - to require the holder to dispose of its notes or beneficial interest therein within 30 days of receiving notice of our election or such earlier date as may be requested or prescribed by a gaming authority; or

    - to redeem the bonds at a redemption price equal to the lesser of (i) the holder's cost or (ii) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the gaming authority.

    We will not be responsible for any costs or expenses incurred by any such holder or beneficial owner in connection with its application for a license, qualification or finding of suitability. Harrah's Operating's charter also expressly provides that debt securities issued by Harrah's Operating may be redeemed if a holder of such securities is found unsuitable by any governmental agency.

    The Nevada Gaming Commission, the New Jersey Casino Control Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Louisiana Gaming Control Board, the Illinois Gaming Board, the Indiana Gaming Commission and the New South Wales Casino Control Authority, may also, among other things, limit, condition, suspend or revoke a Gaming License or approval to own the stock or joint venture interests of any of our operations in such licensing authority's jurisdiction, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of our Gaming Licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business.

    Under Nevada and Mississippi law, we may not make a public offering of our securities without the prior approval of the applicable gaming commission if we intend to use the offering proceeds to construct, acquire or finance a gaming facility, or retire or extend existing obligations incurred for such purposes. On November 19, 1998, the Nevada Gaming Commission granted Harrah's Entertainment and Harrah's Operating prior approval to make offerings for a period of two years, subject to certain conditions. The Chairman of the Nevada State Gaming Control Board may rescind its approval for good cause without prior notice upon the issuance of an interlocutory stop order. These prior approvals do not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the accompanying prospectus or the prospectus supplement, or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Company received a similar 1-year waiver of approval requirements from the Mississippi Gaming Commission on August 20, 1998.

    To date, we have obtained all Gaming Licenses necessary for the operation of our gaming activities. Gaming Licenses and related approvals, however, are deemed to be privileges under the laws of the jurisdictions in which we conduct gaming activities, and no assurances can be given that any new Gaming Licenses that may be required in the future will be granted or that existing Gaming Licenses will not be revoked or suspended.

    The foregoing is only a summary of the regulatory requirements applicable to the Company. For a more detailed description of the regulatory requirements applicable to the Company, including under gaming laws and our corporate charter, see "Governmental Regulation" in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. THE FOLLOWING SUMMARY OF THE NOTES IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE HOC INDENTURE REFERRED TO IN THE ACCOMPANYING PROSPECTUS, WHICH IS REFERRED TO IN THIS PROSPECTUS SUPPLEMENT AS THE "INDENTURE." CERTAIN CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED IN THE FOLLOWING DISCUSSION ARE DEFINED BELOW UNDER "--CERTAIN DEFINITIONS" OR UNDER "DESCRIPTION OF THE DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

GENERAL

    The notes will constitute a separate series of Debt Securities under the Indenture, limited to $750 million aggregate principal amount. The notes will mature on December 15, 2005, referred to as the "Maturity Date." Harrah's Operating will issue the notes in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples thereof. Each note will bear interest at the rate of 7 7/8% from December 9, 1998 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on June 15 and December 15 of each year (each, an "Interest Payment Date"), commencing June 15, 1999, to the persons in whose names such notes are registered at the close of business on the date fifteen days prior to such Interest Payment Date.

    If any Interest Payment Date, date of redemption (the "Redemption Date") or Maturity Date of any of the notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such Interest Payment Date, Redemption Date or Maturity Date, as the case may be, to the date payment is made. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The notes will not be entitled to the benefit of any sinking fund.

    The notes will be unsecured senior subordinated Obligations of Harrah's Operating that will rank on a parity with all other unsecured senior subordinated Indebtedness of Harrah's Operating from time to time outstanding and will be subordinate to all Senior Indebtedness of Harrah's Operating.

OPTIONAL REDEMPTION

    The notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

    - 100% of the principal amount of notes then outstanding, or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, as calculated by an Independent Investment Banker.

plus, in either of the above cases, accrued and unpaid interest thereon to the Redemption Date.

    "Adjusted Treasury Rate" means, with respect to any Redemption Date:

    - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

    "Reference Treasury Dealer" means:

    - each of Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc., CIBC Oppenheimer Corp., Fleet Securities, Inc. and SG Cowen Securities Corporation, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

    - any other Primary Treasury Dealer selected by the trustee after consultation with us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

    We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the Trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

SUBORDINATION

    The payment of principal, interest and premium, if any, on and all other Obligations owing in respect of these notes will be subordinated to the prior payment in full in cash of all Senior Indebtedness of Harrah's Operating.

    The holders of Senior Indebtedness will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Indebtedness (including interest accruing after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Indebtedness, whether or not such interest is an allowed claim in any such proceeding) before the holders of notes will be entitled to receive any payment of any kind or character with respect to the notes (except that holders of notes may receive payments made from the trust described under "Description of the Debt Securities--Defeasance and Discharge of Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying prospectus), in the event of any distribution to creditors of Harrah's Operating:

    -  in a total or partial liquidation or dissolution of Harrah's Operating;

    - in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Harrah's Operating or its property;

    -  in an assignment for the benefit of creditors; or

    -  in any marshalling of Harrah's Operating's assets and liabilities.

    Harrah's Operating also may not make any payment in respect of the notes (except from the trust described under "Description of the Debt
Securities--Defeasance and Discharge of Debt Securities or Certain Covenants in Certain Circumstances," in the accompanying prospectus) if:

    - a payment default on Designated Senior Indebtedness occurs and is continuing; or

    - any other default occurs and is continuing on Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of any Designated Senior Indebtedness.

    Payments on the notes may and shall be resumed:

    - in the case of a payment default, upon the date on which such default is cured or waived; and

    - in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived (so long as no other nonpayment default exists) or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

    No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

    No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

    Harrah's Operating must promptly notify holders of Designated Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Harrah's Operating, holders of these notes may recover less ratably than creditors of Harrah's Operating who are holders of Senior Indebtedness. See "Risk Factors."

    As of September 30, 1998, on a pro forma basis after giving effect to our merger with Rio and the offering of the notes, Harrah's Operating would have had approximately $1,065.5 million of Senior Indebtedness, including approximately $1,061.6 million under our credit facility, and its Subsidiaries would have had capital lease obligations and Indebtedness to third parties of approximately $541.6 million (excluding guarantees of Senior Indebtedness of Harrah's Operating). Under certain circumstances, the amount of additional Indebtedness that Harrah's Operating and its Subsidiaries may incur could be substantial and, in any case, all or a portion of such indebtedness may be Senior Indebtedness or effectively subordinated, and may be secured.

    Subject to the "Merger, Consolidation or Sale of Assets" covenants, the Indenture does not prohibit the merger, consolidation or sale of assets of Harrah's Operating to its Subsidiaries or other corporations organized under the laws of the United States which expressly assume, by supplemental indenture, all of the obligations of Harrah's Operating under the notes and the Indenture. In the event of any such transfer, holders of the notes will be effectively subordinated to the claims of holders of Senior Indebtedness of such Subsidiaries or other acquiring entities and effectively subordinated to holders of all Indebtedness of their Subsidiaries.

ADDITIONAL COVENANTS OF HARRAH'S OPERATING

    The covenant provisions of the Indenture described under the caption "Description of the Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying prospectus will apply to the notes. Further, the provisions of the Indenture described under the caption "Events of Default" and "Modification and Waiver" in the accompanying prospectus will apply to the notes. In addition to the foregoing, the following covenants of Harrah's Operating will apply to the notes.

    LIMITATION ON LIENS. Neither Harrah's Operating nor any of its Subsidiaries may issue, assume or guarantee any Indebtedness secured by a Lien upon any Consolidated Property or on any Indebtedness or shares of capital stock of, or other ownership interests in, any Subsidiaries (regardless of whether the Consolidated Property, Indebtedness, capital stock or ownership interests were acquired before or after the date of the Indenture) without effectively providing that the notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to:

        (a) Liens existing on the date of original issuance of the notes;

        (b) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary of Harrah's Operating or at the time it is merged into or consolidated with Harrah's Operating or a Subsidiary of Harrah's Operating;

        (c) Liens on property existing at the time of acquisition thereof or to secure Indebtedness incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price thereof;

        (d) Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

        (e) Liens which secure Indebtedness owing by a Subsidiary of Harrah's Operating to Harrah's Operating or to a Subsidiary of Harrah's Operating;

        (f) Liens securing Indebtedness of Harrah's Operating the proceeds of which are used substantially simultaneously with the incurrence of such Indebtedness to retire Funded Debt;

        (g) purchase money security Liens on personal property;

        (h) Liens securing Indebtedness of Harrah's Operating or any of its Subsidiaries the proceeds of which are used within 24 months of the incurrence of such Indebtedness for the cost of the construction and development or improvement of property of Harrah's Operating or any of its Subsidiaries;

        (i) Liens on the stock, partnership or other equity interest of Harrah's Operating or any of its Subsidiaries in any Joint Venture or any such Subsidiary which owns an equity interest in such Joint

    Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

        (j) certain Liens to government entities, including pollution control or industrial revenue bond financing;

        (k) Liens required by any contract or statute in order to permit Harrah's Operating or a Subsidiary of Harrah's Operating to perform any contract or subcontract made by it with or at the request of a governmental entity;

        (l) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

        (m) certain Liens for taxes or assessments and similar charges;

        (n) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title;

        (o) Liens securing Senior Indebtedness and Liens on assets of a Subsidiary securing Indebtedness of that Subsidiary; and

        (p) any extension, renewal, replacement or refinancing of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (a) through (j).

    Notwithstanding the foregoing, Harrah's Operating and any one or more of its Subsidiaries may, without securing the notes, issue, assume or guarantee Indebtedness which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Indebtedness of Harrah's Operating and its Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses (a) through (o) inclusive above) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which Harrah's Operating has voluntarily retired Funded Debt) does not at any one time exceed 15% of Consolidated Net Tangible Assets of Harrah's Operating and its consolidated Subsidiaries.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Neither Harrah's Operating nor any of its Subsidiaries will enter into any Sale and Lease-Back Transaction unless either (a) Harrah's Operating or such Subsidiary would be entitled, pursuant to the above provisions, to incur Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction, secured by a Lien on the property to be leased, without equally and ratably securing the notes or (b) Harrah's Operating within 120 days after the effective date of such Sale and Lease-Back Transaction applies to the voluntary retirement of its Funded Debt an amount equal to the Value of the Sale and Lease-Back Transaction (subject to credits for certain voluntary retirements of Funded Debt).

    The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of the Debt Securities--Defeasance of Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying prospectus will apply to the notes.

GUARANTEE OF NOTES

    Harrah's Entertainment will irrevocably and unconditionally guarantee, on an unsecured senior subordinated basis, the payment of all obligations of Harrah's Operating under the notes. If Harrah's Operating defaults in the payment of the principal of, premium, if any, or interest on such notes when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the Trustee or any holder of such notes, Harrah's Entertainment shall be required promptly and fully to make such payment. The Indenture provides for the release of Harrah's Entertainment as guarantor of the notes in certain circumstances discussed under the caption "Guarantee of HOC Debt Securities" in the accompanying prospectus.

    Harrah's Entertainment conducts substantially all of its business through Harrah's Operating and its Subsidiaries and does not own any material assets other than the common stock of Harrah's Operating. As such, Harrah's Entertainment is dependent on the receipt of dividends or other payments from Harrah's Operating to make payments on the guarantee of the notes. Our credit facility imposes significant restrictions on Harrah's Operating's ability to pay dividends to Harrah's Entertainment. Moreover, Harrah's Entertainment's obligations under the guarantee are as a secondary obligor, and such obligations are subordinated to all of its present and future Senior Indebtedness on the same basis as the notes are subordinated to the Senior Indebtedness of Harrah's Operating. The Indenture also permits either company, or their Subsidiaries, to incur future Senior Indebtedness.

CERTAIN DEFINITIONS

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

    "Consolidated Property" means any property of Harrah's Operating or any of its Subsidiaries.

    "Credit Facility" means the Credit Agreement, dated as of July 22, 1993 and amended and restated as of June 9, 1995 and further amended and restated as of April 1, 1998, together with the Credit Agreement, dated as of June 9, 1995 and amended and restated as of April 1, 1998, in each case by and among Harrah's Entertainment, Harrah's Operating, Marina Associates, certain lenders, Canadian Imperial Bank of Commerce and Societe Generale, as Co-Syndication Agents, Bank of America National Trust and Savings Association, as Documentation Agent, and Bankers Trust Company, as Administrative Agent, and together with the related documents thereto (including, without limitations, any guarantee agreements and security documents), as such agreements may be amended (including any amendment and restatement thereof), modified, extended, renewed, replaced, restructured or refinanced from time to time, whether by the same or any other agent, lender or group of lenders.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Designated Senior Indebtedness" means (i) Indebtedness under the Credit Facility and (ii) any other Senior Indebtedness the principal amount of which is $100.0 million or more and that has been designated by Harrah's Operating as "Designated Senior Indebtedness" in the documentation with respect thereto.

    "Funded Debt" means all Indebtedness of Harrah's Operating which (i) matures by its terms on, or is renewable at the option of any obligor thereon to, a date more than one year after the date of original issuance of such Indebtedness and
(ii) ranks at least pari passu with the notes.

    "Indebtedness" of any person means (a) any indebtedness of such person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by notes, bonds, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness incurred in connection with the acquisition by such person or any of its Subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capitalized leases, and (b) any guarantee, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any person, but shall not include indebtedness or amounts owed for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such person. Notwithstanding anything to the contrary in the foregoing, "Indebtedness" shall not include (i) any contracts providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of, or payment of taxes, revenue share payments or other fees to governmental entities with respect to, property or equipment of Harrah's Operating or its Affiliates or (ii) any contracts providing for the obligation to advance funds, property or services on behalf of an Affiliate of Harrah's Operating in order to maintain the financial condition of such Affiliate. For purposes of this definition of Indebtedness, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized, and an Affiliate shall be deemed to include Jazz Holding Company, a Delaware corporation in which Harrah's Operating indirectly owns a minority interest, and each of its Affiliates.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Harrah's Operating and/or one or more of its Subsidiaries.

    "Lien" means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Obligations" means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

    "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness; PROVIDED that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

    "Sale and Lease-Back Transaction" means any arrangement with a person (other than Harrah's Operating or any of its Subsidiaries), or to which any such person is a party, providing for the leasing to Harrah's Operating or any of its Subsidiaries for a period of more than three years of any Consolidated Property which has been or is to be sold or transferred by Harrah's Operating or any of its Subsidiaries to such person or to any other person (other than Harrah's Operating of any of its Subsidiaries), to which funds have been or are to be advanced by such person on the security of the leased property.

    "Senior Indebtedness" means the following obligations of Harrah's Operating or Harrah's Entertainment, as the case may be, whether outstanding on the date of the offering or thereafter incurred:

        (i) all Indebtedness and all other Obligations of Harrah's Operating or Harrah's Entertainment, as the case may be, under (or in respect of) the Credit Facility or any Interest Rate Agreement or Currency Agreement, and

        (ii) all interest accruing subsequent to events of bankruptcy of Harrah's Entertainment or Harrah's Operating at the rate provided for in the document governing any Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law, and

        (iii) all other Indebtedness and all other Obligations of Harrah's Operating and Harrah's Entertainment, including principal and interest on such Indebtedness, unless such Indebtedness is expressly made equal or subordinate in right of payment to the notes or the guarantee, by its terms or the terms of any issuing agreement or instrument; PROVIDED that the term "Senior Indebtedness" shall not include:

       - any Indebtedness that was non-recourse when incurred by either Harrah's Entertainment or Harrah's Operating;

       - any Indebtedness of Harrah's Operating to any of its Subsidiaries, or to a joint venture in which Harrah's Operating has an interest;

       - that portion of any Indebtedness to the extent that the Lien securing such Indebtedness is not permitted under the Indenture;

       - any Indebtedness to any employee of either Harrah's Entertainment, Harrah's Operating or any of their Subsidiaries;

       - any liability for taxes owed or owing by either Harrah's Entertainment, Harrah's Operating, or any of their Subsidiaries; or

       -  any trade payables.

    "Stated Maturity" means, when used with respect to any security or any installment of principal thereof or interest thereon, the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable.

    "Subsidiary" of any specified person means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such person, or by one or more other Subsidiaries, or by such person and one or more other Subsidiaries.

    "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value, in the opinion of Harrah's Operating's Board of Directors as evidenced by a board resolution, of such property at the time of entering into such Sale and Lease-Back Transaction.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depository Trust Company, as "Depositary," and the provisions set forth under "Description of Debt Securities--Global Securities" in the accompanying prospectus will apply to the notes.

    The Depositary is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

    Purchases of the notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes except in the event that use of the book-entry system for the notes is discontinued.

    To facilitate subsequent transfers, all notes deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes; the Depositary's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, the Depositary mails an omnibus proxy to Harrah's Operating as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

    Payments of principal, interest and premium, if any, on the notes will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the Depositary, the underwriters, or Harrah's Operating, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is the responsibility of Harrah's Operating or the respective trustees. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the notes is the responsibility of direct and indirect participants in the Depositary.

    The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Harrah's Operating. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, Harrah's Operating may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

    Harrah's Operating will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the notes.

    The information contained herein under the caption "Description of Notes--Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that Harrah's Operating believes to be reliable. Neither Harrah's Operating, the Trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

    The trustee under the Indenture is IBJ Schroder Bank & Trust Company, referred to as the "Trustee."

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement, dated December 4, 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their respective names below:

                                                                                        PRINCIPAL AMOUNT
                                         NAME                                               OF NOTES
--------------------------------------------------------------------------------------  ----------------
Morgan Stanley & Co. Incorporated.....................................................   $  435,000,000
BT Alex. Brown Incorporated...........................................................       82,500,000
NationsBanc Montgomery Securities LLC.................................................       82,500,000
Salomon Smith Barney Inc..............................................................       82,500,000
CIBC Oppenheimer Corp.................................................................       22,500,000
Fleet Securities, Inc.................................................................       22,500,000
SG Cowen Securities Corporation.......................................................       22,500,000
                                                                                        ----------------
    Total.............................................................................   $  750,000,000
                                                                                        ----------------
                                                                                        ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all of the notes if any are taken.

    The Underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.250% of the principal amount of the notes. Any Underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.125% of the principal amount of the notes. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The total price to the public for the offering of the notes will be $750.0 million, the total underwriters' discounts and commissions will be $13.1 million, and the total proceeds to the Company (after deducting the estimated offering expenses of $1.0 million) will be $735.9 million.

    Harrah's Operating and Harrah's Entertainment have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the Underwriters that they intend to make a market in the notes. The Underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In order to facilitate the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the Underwriters may bid for, and purchase, the notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for Harrah's Entertainment and Harrah's Operating in the ordinary course of business. As described under "Use of Proceeds," the Company intends to use a portion of the net proceeds from the offering of the notes to repay indebtedness outstanding under our credit facility. The lenders under our credit facility include Bankers Trust, Bank of America National Trust and Savings Association, CIBC Oppenheimer Corp., Fleet National Bank, and Societe Generale, which are affiliates of BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC, CIBC Oppenheimer Corp., Fleet Securities, Inc. and SG Cowen Securities Corporation, respectively, five of the Underwriters. It is expected that these lenders will in the aggregate receive more than 10% of the net proceeds from the offering of the notes in the form of repayment of borrowings outstanding under Harrah's credit facility. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Morgan Stanley & Co. Incorporated will act as "qualified independent underwriter" as defined pursuant to Rule 2720(b)(15) of the Conduct Rules and will assume the responsibilities in connection therewith.

                                 LEGAL MATTERS

    Latham & Watkins of Los Angeles, California, and E. O. Robinson, Jr., our General Counsel, will issue opinions about certain legal matters with respect to the notes for Harrah's. Gibson, Dunn & Crutcher LLP of San Francisco, California, will issue an opinion about certain legal matters with respect to the notes for the Underwriters.

                                    EXPERTS

    The audited financial statements of Harrah's Entertainment appearing in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The audited financial statements of Rio appearing in Rio's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The consolidated financial statements of Showboat, Inc. and subsidiaries as of December 31, 1997, and for each of the three year periods ended December 31, 1997, appearing in the Showboat, Inc. Form 10-K for the year ended December 31, 1997, incorporated herein by reference, has been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                                   PROSPECTUS

                                  $750,000,000

                                     [LOGO]

       HARRAH'S ENTERTAINMENT, INC.               HARRAH'S OPERATING COMPANY, INC.
               COMMON STOCK                                DEBT SECURITIES
              DEBT SECURITIES                              PREFERRED STOCK
              PREFERRED STOCK                             DEPOSITARY SHARES
             DEPOSITARY SHARES

    Harrah's Entertainment, Inc., a Delaware corporation ("HET"), and Harrah's Operating Company, Inc., a Delaware corporation ("HOC"), as the case may be, from time to time may offer, issue and sell the following: (i) shares of common stock, par value $0.10 per share, of HET (the "Common Stock"), (ii) debt securities consisting of debentures, notes or other evidence of indebtedness of HET (the "HET Debt Securities"), (iii) shares or fractional shares of preferred stock, par value $100.00 per share, of HET (the "HET Preferred Stock"), (iv) shares of HET Preferred Stock represented by depositary shares (the "HET Depositary Shares"), (v) debt securities consisting of debentures, notes or other evidence of indebtedness of HOC (the "HOC Debt Securities"), (vi) shares or fractional shares of preferred stock, par value $0.10 per share, of HOC (the "HOC Preferred Stock") or (vii) shares of HOC Preferred Stock represented by depositary shares (the "HOC Depositary Shares"), at an aggregate public offering price for all such securities not to exceed $750,000,000. The payment of principal and interest with respect to the HOC Debt Securities will be unconditionally guaranteed by HET. See "Description of the Debt Securities--Guarantee of HOC Debt Securities." With respect to the HOC Preferred Stock, the payment of dividends, if and to the extent declared out of monies held by HOC and legally available therefor, and payments on liquidation or redemption will be guaranteed by HET to the extent described herein. See "Description of the Preferred Stock--Guarantee of HOC Preferred Stock." The Common Stock, HET Debt Securities, HOC Debt Securities, HET Preferred Stock, HOC Preferred Stock, HET Depositary Shares and HOC Depositary Shares (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms determined by market conditions at the time of sale and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

    The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement which will include, where applicable: (i) in the case of Common Stock, the number of shares, purchase price and terms of the offering and sale thereof; (ii) in the case of Debt Securities, the specific title, aggregate principal amount, form (which may be certificated or global), authorized denominations, maturity (which may be fixed or extendible), interest rate (which may be fixed or variable) (or manner of calculation thereof), if any, the time of payment of interest, if any, any terms of redemption, conversion or exchange thereof, security, if any, ranking and terms of subordination, any terms for sinking fund payments, additional covenants, purchase price and other terms with respect to the Debt Securities; (iii) in the case of Preferred Stock, the specific designation and stated value per share, the number of shares and purchase price, any dividend, liquidation, redemption, conversion, exchange, voting and other rights, and the terms of HET's guarantee with respect to the HOC Preferred Stock; and (iv) in the case of Depositary Shares, the aggregate number of shares offered, the fractional share of HOC Preferred Stock represented by each such Depositary Share and the Purchase Price. The Debt Securities may be sold at a substantial discount below their principal amount and, if issued, certain terms thereof will be set forth in a Prospectus Supplement related thereto. See "Description of the Debt Securities."

    HET's Common Stock is traded on The New York Stock Exchange (the "NYSE") under the symbol HET. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE. On May 15, 1998, the last reported sale price of the Common Stock on the NYSE was $25.625 per share. The Company has not yet determined whether any of the other Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, a Prospectus Supplement relating thereto will disclose such exchange or market.
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                           --------------------------

    NO GAMING REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY
                              OF THIS PROSPECTUS.

    The Securities may be offered directly to one or more purchasers, through agents designated from time to time by the offeror or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

                  The date of this Prospectus is June 8, 1998

                             AVAILABLE INFORMATION

    HET and HOC (collectively, the "Company") have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to, or incorporated by reference in, the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to HET and HOC and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof or incorporated by reference therein. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to, or incorporated by reference in, the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    HET is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, HET files consolidated reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by HET may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60606, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, HET's reports, proxy statements and other information filed with the Commission may also be inspected and copied at the offices of the New York, Chicago, Pacific and Philadelphia Stock Exchanges, on which exchanges the Common Stock is listed.

    HOC is not currently subject to the informational reporting requirements of the Exchange Act. HOC will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive exemptions therefrom.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents have been filed with the Commission and are incorporated by reference in this Prospectus: (i) HET's Annual Report on Form 10-K (File No. 1-10410) for the year ended December 31, 1997 (the "1997 HET Form 10-K"), (ii) HET's Quarterly Report on Form 10-Q for the period ended March 31, 1998 and (iii) HET's Current Report on Form 8-K, filed with the Commission on December 24, 1997. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Harrah's Entertainment, Inc., at its principal executive offices at 1023 Cherry Road, Memphis, Tennessee 38117, Attention: Corporate Secretary, (901) 762-8600.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS, INCLUDING ANY DOCUMENTS THAT ARE INCORPORATED BY REFERENCE AS SET FORTH IN "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE," CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECTS," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES" AND SIMILAR WORDS AND PHRASES. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED.

                                  THE COMPANY

    The Company is one of the leading casino entertainment companies in the United States and is unique in its broad geographic diversification. The Company operates casino hotels in the five traditional U.S. gaming markets of Reno, Lake Tahoe, Las Vegas and Laughlin, Nevada and Atlantic City, New Jersey. It also operates riverboat or dockside casinos in Joliet, Illinois, Vicksburg and Tunica, Mississippi, Shreveport, Louisiana, and North Kansas City and Maryland Heights, Missouri; and manages casinos on four Indian reservations, near Phoenix, Arizona, north of Seattle, Washington, in Cherokee, North Carolina and north of Topeka, Kansas. HET is a holding company, the principal asset of which is the capital stock of HOC. HOC directly owns certain of the assets and directly and indirectly owns the stock of certain subsidiaries which operate the Company's business. The principal executive offices of the Company are located at 1023 Cherry Road, Memphis, Tennessee 38117, telephone (901) 762-8600.

    On December 18, 1997, the Company entered into an agreement whereby it agreed to acquire Showboat, Inc. ("Showboat"). Showboat owns and operates casinos in Atlantic City, New Jersey and Las Vegas, Nevada. Showboat manages and is the largest single shareholder of a casino in Sydney, New South Wales, Australia, and owns 55% of a subsidiary which owns and manages a casino in East Chicago, Indiana. It is anticipated that the acquisition of Showboat will be completed in May 1998.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following are the consolidated ratios of earnings to fixed charges for the Company for each of the periods indicated.

                                             YEAR ENDED DECEMBER 31,
  THREE MONTHS ENDED     ---------------------------------------------------------------
    MARCH 31, 1998          1997         1996         1995         1994         1993
-----------------------     -----        -----        -----        -----        -----
          2.9                2.8          2.8          1.3          2.0          2.6

    For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. Fixed charges include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense deemed by the Company to be representative of interest. Where applicable, both earnings and fixed charges have been adjusted to include 100% of the financial results of the Company's nonconsolidated, majority-owned subsidiary.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including acquisitions, capital expenditures and working capital requirements; to repay, redeem or repurchase outstanding indebtedness; or for such other purposes as may be specified in a Prospectus Supplement. A description of any indebtedness to be refinanced with the proceeds of the Debt Securities will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF THE COMMON STOCK

    The description of the Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to HET's Certificate of Incorporation (the "HET Certificate") and HET's Bylaws (the "HET Bylaws").

GENERAL

    The HET Certificate authorizes the issuance of up to 360,000,000 shares of Common Stock with a par value of $0.10 per share. At March 31, 1998, HET had 101,099,242 shares of Common Stock issued and outstanding. In addition, HET has reserved for issuance under its 1990 Stock Option Plan, as amended, and 1990 Restricted Stock Plan, as amended, an aggregate of 7,886,871 shares of Common Stock (inclusive of additional options and restricted stock awards authorized by HET's stockholders on May 1, 1998).

    Subject to the limitations contained in the Company's debt instruments and after provision for the payment of dividends on any series of preferred stock which might be issued and which has a preference with respect to the payment of dividends, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of HET (the "HET Board") from time to time out of funds legally available for such purpose.

    In the event of any liquidation, dissolution or winding up of the affairs of HET, after payment of all debts and other liabilities and payment of any liquidation preference on any series of preferred stock which might be issued and which has a liquidation preference, the holders of shares of Common Stock are entitled to share pro rata in all lawful distributions of the remaining assets of HET.

    The holders of Common Stock will be entitled to one vote per share. Stockholders are not entitled to cumulative voting rights in the election of directors.

    All shares of Common Stock now outstanding are, and additional shares of Common Stock offered will be when issued, fully paid and non-assessable. The Common Stock has no conversion rights. No holder of Common Stock has any preemptive right to subscribe for any stock or other securities of HET which may be issued.

REDEMPTION

    The Common Stock can be redeemed by HET if, among other circumstances, in the judgment of the HET Board such redemption is necessary to avoid any regulatory sanctions against, or to prevent the loss of, or to secure the reinstatement of, any license, franchise or entitlement from any governmental agency held by HET, any affiliate of HET, or any entity in which HET or an affiliate is an owner, which license, franchise or entitlement (i) is needed to conduct any portion of the business of HET, any such affiliate or other entity or which license, franchise or entitlement is conditioned upon some or all of the holders of Common Stock possessing prescribed qualifications, or (ii) needed to allow the conduct of any portion of the business of HET or HOC, as the case may be, any such affiliate or other entity.

RIGHTS AND SPECIAL STOCK

    HET currently has 5,000,000 authorized shares of special stock, par value $1.125 per share ("Special Stock"). The HET Board has the authority, without further action by stockholders, to determine the rights, preferences and privileges of the unissued Special Stock. Provisions could be included in the shares of Special Stock, such as extraordinary voting, dividend, redemption or conversion rights, which could discourage an unsolicited tender offer or takeover proposal.

    The HET Board has authorized that one special stock purchase right (a "Right") be attached to each outstanding share of Common Stock. These Rights are exercisable only if a person or group acquires 15% or more of the Common Stock or announces a tender offer for 15% or more of the Common Stock. Each Right entitles stockholders to buy one two-hundredth of a share (a "Unit") of Series A Special Stock (the "Series A Stock") at a purchase price of $130.00 per Unit, subject to certain antidilution adjustments (the "Purchase Price"). If a person acquires 15% of more of the outstanding Common Stock, each Right entitles its holder to purchase Common Stock having a market value at that time of twice the Right's exercise price. Under certain conditions, each Right entitles its holder to purchase stock of an acquiring company at a discount. Rights held by the 15% owner will become void. The Rights will expire on October 5, 2006, unless earlier redeemed by the HET Board at one cent per Right.

PROHIBITED BUSINESS TRANSACTIONS

    As a corporation organized under the laws of the State of Delaware, HET is subject to Section 203 of the DGCL, which restricts certain business combinations between HET and an "interested stockholder" (in general, a stockholder owning 15% or more of the outstanding voting stock of HET) or such stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if: (i) prior to an interested stockholder becoming such, the HET Board approves either the business combination or the transaction by which such person became an interested stockholder; (ii) upon consummation of the transaction, the interested stockholder owns at least 85% of the voting stock of HET outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are both directors and officers of HET); or (iii) at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by the HET Board and authorized at an annual or special meeting of HET's stockholder by the affirmative vote of at least two-thirds of the outstanding voting stock of HET not owned by the interested stockholder.

    The HET Certificate also prohibits business combinations with "Interested Stockholders" and defines them to be anyone who is or intends to become the beneficial owner of 10% or more of the voting stock of HET. Unless approved by a majority of Continuing Directors (as defined in the HET Certificate) or the Interested Stockholder satisfies a number of criteria relating to, among other things, the consideration to be received by HET stockholders and the public disclosure of the business combination, a proposed business combination with an Interested Stockholder requires the affirmative vote of 75% of all the votes entitled to be cast by holders of HET voting stock and not less than a majority of votes entitled to be cast by holders of HET voting stock, excluding the votes of the interested stockholder.

                       DESCRIPTION OF THE DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent to which such general provisions may apply to the Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

    The HET Debt Securities may be issued under an indenture and one or more indentures supplemental thereto (the "HET Indenture") between HET and one or more trustees, and the HOC Debt Securities may be issued under a separate indenture and one or more indentures supplemental thereto (the "HOC Indenture") between HOC, as obligor, HET, as guarantor, and one or more trustees. The HET Indenture and the HOC Indenture are referred to collectively herein as the "Indentures."

    The terms of the Debt Securities include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and holders of the Debt Securities are referred to the Indentures and the Trust Indenture Act for a statement thereof. A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Securities and the Indentures, while including a discussion of all material aspects or features thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Securities and the Indentures, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Indentures.

GENERAL

    The Indentures provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the HET Board or the Board of Directors of HOC (the "HOC Board"), as the case may be, or as established in one or more indentures supplemental to the Indentures. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

    The Indentures provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any trustee under the Indentures (the "Trustee") may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustees with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indentures separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indentures.

    Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

        (1) The title of such Debt Securities;

        (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

        (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity or upon redemption thereof and the rate or rates at which original issue discount ("OID") will accrue;

        (4) The date or dates on which the principal of such Debt Securities will be payable (or the method by which such date or dates will be determined);

        (5) The rate or rates (which may be fixed or variable) and, if applicable, the method used to determine the rate, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, and the circumstances, if any, in which HET or HOC, as the case may be, may defer interest payments, the dates on which such interest shall be payable and the record date for the interest payable on any interest payment date;

        (6) The place or places where principal of, premium, if any, and interest on such Debt Securities will be payable (or the method of such payment), and such Debt Securities may be surrendered for conversion or registration of transfer or exchange;

        (7) The obligation, if any, of HET or HOC, as the case may be, to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the right, if any, of HET or HOC, as the case may be, to redeem such Debt Securities and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Debt Securities may be redeemed;

        (8) The denominations in which such Debt Securities are issuable, if other than denominations of $1,000 and any integral multiple thereof;

        (9) Whether such Debt Securities are to be issued at a discount and the portion of the principal amount of such Debt Securities that shall be payable upon acceleration, if other than the principal amount thereof;

       (10) Provisions, if any, for the defeasance or discharge of certain obligations with respect to such Debt Securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the Indentures;

       (11) Whether such Debt Securities will be in registered or bearer form;

       (12) The currency or currencies in which payment of principal of and interest on such Debt Securities will be made;

       (13) If payments of principal of, premium, if any, or interest on the Debt Securities are to be made in currency other than the denominated currency, the manner in which the exchange rate with respect to such payments will be determined;

       (14) The manner in which the amounts of payment of principal of, premium, if any, or interest on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

       (15) Any addition to, or modification or deletion of, any Events of Default or covenants set forth in the Indentures;

       (16) A discussion of any material and/or special United States federal income tax considerations applicable to such Debt Securities;

       (17) Any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed;

       (18) Whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

       (19) Any rights of the holders of such Debt Securities to convert or exchange such Debt Securities into or for other securities or property of HET or HOC and, if so, the terms and conditions, which may be in addition to or in lieu of the provisions contained in the Indentures, upon which such Debt Securities will be convertible or exchangeable;

       (20) The terms, if any, on which such Debt Securities will be subordinate to other debt of HET or HOC, as the case may be;

       (21) Any listing of the Debt Securities on a securities exchange;

       (22) The provisions, if any, relating to any security provided for such Debt Securities; and

       (23) Any other terms of such Debt Securities, which other terms will not be inconsistent with the provisions of the Indentures.

    The Debt Securities may be sold at a discount below their principal amount. Even if the Debt Securities are not issued at a discount below their principal amount, such securities may, for United States federal income tax purposes, be deemed to have been issued with OID because of certain interest payment characteristics. Special United States federal income tax considerations applicable to Debt Securities issued with OID will be described in more detail in any applicable Prospectus Supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any Debt Securities issuable in bearer form, offered exclusively to foreigners, or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

GUARANTEE OF HOC DEBT SECURITIES

    HET irrevocably and unconditionally will guarantee the payment of all obligations of HOC under the HOC Debt Securities. If HOC defaults in the payment of the principal of, premium, if any, or interest on such HOC Debt Securities when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the Trustee or any holder of such HOC Debt Securities, HET shall be required promptly and fully to make such payment. The Indentures provide for the release of HET as guarantor of HOC Debt Securities in certain circumstances, including (i) HOC ceases to be a wholly owned Subsidiary of HET, or (ii) a transfer by HOC of all or substantially all of its assets or a merger of HOC which transfer or merger is governed by the "Merger, Consolidation, or Sale of Assets" covenant, and in connection with which the transferee entity assumes HOC's obligations under the Indenture and such transfer or merger otherwise complies with the requirements of such covenant.

    HET conducts substantially all of its business through HOC and its subsidiaries and does not own any material assets other than all of the stock of HOC. HET's obligations under the guarantee are as a secondary obligor, and such obligations are subordinated to all present and future senior indebtedness of HET. HET is presently dependent on the receipt of dividends or other payments from HOC to make payments on the guarantee of the HOC Debt Securities.

EXCHANGE REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be registrable, at the office of the Trustee or at any other office or agency maintained by HET or HOC, as the case may be, for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but HET or HOC, as the case may be, may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified HET or HOC, as the case may be, that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) HET or HOC, as the case may be, executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

    The specific terms of the Depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. HET and HOC expect that the following provisions will apply to Depositary arrangements:

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by HET or HOC, as the case may be, if such Debt Securities are offered and sold directly by HET or HOC. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

    Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indentures provide that HET or HOC, as the case may be, may not consolidate or merge with or into, or sell, assign, convey, transfer or lease its properties and assets substantially in their entirety (computed on a consolidated basis) to, another corporation, person or entity unless (i) either
(a) in the case of a merger or consolidation, HET or HOC, as the case may be, is the surviving person or (b) the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, all the obligations of HET or HOC, as the case may be, under the Debt Securities and the Indentures, and (ii) immediately after such transaction no Default or Event of Default shall exist.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise or failure to deposit a sinking fund payment when and as due in respect of any Debt Security of that series; (b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) default in the performance, or breach, of any covenant or warranty of HET or HOC, as the case may be, in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to HET or HOC, as the case may be, by the applicable Trustee or to HET or HOC, as the case may be, and the applicable Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (d) the acceleration of the maturity of any indebtedness of HET or HOC, as the case may be, (other than Non-recourse Indebtedness (as defined below)), at any one time, in an amount in excess of the greater of (i) $25 million and (ii) 5% of Consolidated Net Tangible Assets (as defined below), if such acceleration is not annulled within 30 days after written notice to HET or HOC, as the case may be, by the Trustee and the holders of at least 25% in principal amount of the outstanding Debt Securities of that series; and (e) certain events of bankruptcy, insolvency or reorganization. The Prospectus Supplement may provide for any other Event of Default with respect to Debt Securities of that particular series.

    "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in joint ventures) of HET or HOC, as the case may be, and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of it and its subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and
(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the consolidated balance sheet of HET or HOC, as the case may be, for the most recently completed fiscal quarter for which financial statements are available and computed in accordance with generally accepted accounting principles.

    If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series initially were issued at a discount, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    HET or HOC, as the case may be, will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by HET or HOC, as the case may be, of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    Subject to certain exceptions, HET or HOC, as the case may be, and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by HET or HOC, as the case may be, with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of or premium, if any, or change the fixed maturity of any Debt Security, reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto or reduce the portion of the principal amount payable upon acceleration of the maturity of any Debt Securities issued at a discount; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security; or
(vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture. HET or HOC, as the case may be, and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) to provide for certificated or unregistered Debt Securities and to make all appropriate changes for such purpose; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or
(B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; PROVIDED, HOWEVER, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    DEFEASANCE AND DISCHARGE. The Indentures provide that HET or HOC, as the case may be, may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events with respect to payments on such Debt Securities, to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold money for payment in trust) upon the irrevocable deposit with the Trustee, in trust, of money and/or government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the dates such payments are due. Such discharge may occur only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel or a ruling from the United States Internal Revenue Service (an "IRS Ruling"), in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS. Upon compliance with certain conditions, HET or HOC, as the case may be, may omit to comply with certain restrictive covenants contained in the Indentures (or, if provided for in the applicable Prospectus Supplement, any other restrictive covenant relating to any series of Debt Securities provided for in a Board Resolution or supplemental indenture which, by its terms may be defeased pursuant to the terms of such series of Debt Securities) and any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to any Debt Securities. The conditions include, among others: the deposit with the Trustee of money and/or government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the dates such payments are due; and the delivery to the Trustee of an opinion of counsel or an IRS Ruling to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance.

LIMITED LIABILITY OF CERTAIN PERSONS

    The Indentures provide that no stockholder, incorporator, employee officer or director, as such, past, present or future of HET or HOC, as the case may be, its affiliates or any successor corporation shall have any personal liability in respect of the obligations of HET or HOC, as the case may be, under the Indentures or the Debt Securities by reason of his, her or its status as such stockholder, incorporator, employee officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    The casino entertainment operations of HET and HOC are subject to extensive regulation by federal, state and local authorities in several jurisdictions. See "Business and Properties--Governmental Regulation" in the 1997 HET Form 10-K, incorporated by reference herein. The Indentures provide that each holder, by accepting any of the Debt Securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which HET or HOC, as the case may be, or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of the Debt Securities of a holder must be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, HET or HOC, as the case may be, shall have the right, at its election, (i) to require such person to dispose of its Debt Securities or beneficial interest therein within 30 days of receipt of notice of such election or such earlier date as may be requested or prescribed by such gaming authority or (ii) to redeem such Debt Securities at a redemption price equal to the lesser of (A) such person's cost or (B) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority. HET or HOC, as the case may be, shall notify the Trustee in writing of any such redemption as soon as practicable. HET or HOC, as the case may be, shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability. The Indentures will require the Trustee to report the names of the record holders of the Debt Securities to any gaming authority when required by law.

CONVERSION AND EXCHANGE RIGHTS

    The terms and conditions, if any, upon which the Debt Securities are convertible into or exchangeable for other securities or property of HET or HOC will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into or exchangeable for other securities or property of HET or HOC, the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of such Debt Securities, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption of such Debt Securities.

                       DESCRIPTION OF THE PREFERRED STOCK

    The description of Preferred Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the respective Certificates of Incorporation and Bylaws of HET or HOC, as applicable. The particular terms of a series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series.

GENERAL

    The HET Certificate authorizes the issuance of 150,000 shares of HET Preferred Stock with a par value of $100.00 per share, none of which was outstanding as of the date of this Prospectus. HOC's Certificate of Incorporation (the "HOC Certificate") authorizes the issuance of 1,000,000 shares of Preferred Stock with a par value of $.10 per share, none of which was outstanding as of the date of this Prospectus. Shares of HET Preferred Stock and HOC Preferred Stock may be issued from time to time, in one or more series, as authorized by the HET Board and the HOC Board, respectively. Prior to issuance of shares of each series, the HET Board or the HOC Board, as the case may be, is required by their respective Certificates of Incorporation to fix for each series the terms, preferences, rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemptions. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

TERMS

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the respective Certificates of Incorporation and Bylaws of HET or HOC and any applicable amendments thereto designating terms of a series of Preferred Stock (a "Designating Amendment").

    Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

     (1) The title and stated value of such Preferred Stock;

     (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

     (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

     (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

     (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

     (6) The provision for a sinking fund, if any, for such Preferred Stock;

     (7) The provision for redemption, if applicable, of such Preferred Stock;

     (8) Any listing of such Preferred Stock on any securities exchange;

     (9) The voting rights, if any, of such Preferred Stock;

    (10) Any rights of the holders of such Preferred Stock to convert or exchange such Preferred Stock into or for other securities or property of HET or HOC and, if so, the terms and conditions upon which such Preferred Stock will be convertible or exchangeable;

    (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

    (12) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of HET or HOC, as the case may be;

    (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of HET or HOC, as the case may be;

    (14) Whether dividends are payable in additional shares of Preferred Stock; and

    (15) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

    Unless otherwise specified in a Prospectus Supplement, the Preferred Stock of HET or HOC will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of HET or HOC, as the case may be, rank (i) senior to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HET or HOC, as the case may be; (ii) on a parity with all equity securities issued by the terms of which specifically provide that such equity securities rank on a parity with such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HET or HOC, as the case may be; and
(iii) junior to all equity
securities issued by HET or HOC, as the case may be, the terms of which specifically provide that such equity securities rank senior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HET or HOC, as the case may be. The term "equity securities" does not include convertible debt securities.

GAMING REDEMPTION

    Each of the Certificates of Incorporation of HET and HOC provide that any of its equity securities can be redeemed by HET or HOC, as the case may be, if, among other circumstances, in the judgment of the HET Board or the HOC Board, as the case may be, such redemption is necessary to avoid any regulatory sanctions against, or to prevent the loss of, or to secure the reinstatement of any license, franchise or entitlement from any governmental agency held by it or any of its affiliates, or any entity in which HET or HOC, as the case may be, or an affiliate is an owner, which license, franchise or entitlement is (i) needed to conduct any portion of the business of HET or HOC, as the case may be, any such affiliate or other entity or which license, franchise or entitlement is conditioned upon some or all of the holders of such security possessing prescribed qualifications; or (ii) needed to allow the conduct of any portion of the business of HET or HOC, as the case may be, or any such affiliate or other entity.

GUARANTEE OF HOC PREFERRED STOCK

    HET will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full to the holders of the HOC Preferred Stock of any series, the Guarantee Payments (as defined below) (except to the extent paid by HOC), as and when due, regardless of any defense, right of set-off or counterclaim which HOC may have or assert. The following payments to the extent not paid by HOC (the "Guarantee Payments") will be subject to such guarantee (without duplication): (i) any accumulated and unpaid dividends which have been theretofore declared on the HOC Preferred Stock of such series out of funds legally available therefor, (ii) the redemption price (including all accumulated unpaid dividends) payable out of funds legally available therefor with respect to HOC Preferred Stock of any series called for redemption by HOC and (iii) upon the liquidation of HOC, the lesser of (a) the aggregate of the stated liquidation preference and all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of assets of HOC legally available for distribution to holders of HOC Preferred Stock of such series in liquidation. HET's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by HET to the holders of HOC Preferred Stock of any series or by causing HOC to pay such amounts to such holders.

    In connection with the guarantee of HOC Preferred Stock, HET will covenant that, so long as any shares of HOC Preferred Stock of any series remain outstanding, neither HET nor any majority owned subsidiary of HET will declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of HET's capital stock or make any guarantee payments with respect to the foregoing (other than payments under its guarantee of HOC Preferred Stock, redemptions described under "Description of Common Stock--Redemption," payments to redeem common share purchase rights under HET's stockholder rights plan dated October 5, 1996, as amended, or the declaration of a dividend of similar share purchase rights in the future), if at such time, HET will be in default with respect to its payment or other obligations under such guarantee.

    HET's guarantee of HOC Preferred Stock will constitute an unsecured obligation of HET and will rank (i) subordinate and junior in right of payment to all other liabilities of HET, (ii) pari passu with the most senior preferred stock hereafter issued by HET and with any guarantee now or hereafter entered into by HET in respect of any preferred or preference stock of any affiliate of HET and (iii) senior to HET's common stock. For purposes of clause (ii), pari passu means that any payments to which beneficiaries of HET's guarantee of HOC Preferred Stock are entitled must be shared with holders of any preferred or preference stock to which such guarantee is stated to be pari passu ("Pari Passu Stock") to the same extent as would be required under applicable law if instead such guarantee constituted a class of preferred or preference stock of HET ranking pari passu with such Pari Passu Stock as to such payments.

    HET's guarantee of HOC Preferred Stock will constitute a guarantee of payment and not of collection. Accordingly, a holder of HOC Preferred Stock may enforce such guarantee directly against HET, and HET will waive any right or remedy to require that any action be brought against HOC or any other person or entity before proceeding against HET. HET's guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by HOC.

    Since HET is a holding company, the rights of HET, and hence the rights of creditors of HET (including the rights of holders of Preferred Stock under HET's guarantee of HOC Preferred Stock), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of HET itself as a creditor of the subsidiary may be recognized.

CONVERSION AND EXCHANGE RIGHTS

    The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into or exchangeable for other securities or property of HET or HOC will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Preferred Stock is convertible into or exchangeable for other securities or property of HET or HOC, the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchanges will be at the option of the holders of such Preferred Stock, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption of such Preferred Stock.

                               DEPOSITARY SHARES

GENERAL

    HET or HOC may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of their respective Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among HET or HOC, as the case may be, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, exchange, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock to the Preferred Stock Depositary, HET or HOC, as the case may be, will cause the Preferred Stock Depositary to issue, on behalf of HET or HOC, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from HET upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

    In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of HET or HOC, as the case may be, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock converted into other securities.

WITHDRAWAL OF STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by such Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever HET or HOC, as the case may be, redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided HET or HOC, as the case may be, shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by HET or HOC.

    From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption and surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and HET or HOC, as the case may be, will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of HET or HOC, as the case may be, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION AND EXCHANGE RIGHTS

    The Depositary Shares, as such, are not convertible into or exchangeable for any securities or property of HET or HOC. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct HET or HOC, as the case may be, to cause conversion or exchange of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into or for other securities or property of HET or HOC, and each of HET and HOC has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion or exchange thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted or exchanged in part only, a new Depositary Receipt or Receipts will be issued for any Depositary shares not to be converted or exchanged. No fractional shares of Common Stock will be issued upon conversion or exchange, and if such conversion or exchange would result in a fractional share being issued, an amount will be paid in cash by HET or HOC, as the case may be, equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion or exchange.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between HET or HOC, as the case may be, and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

    The Deposit Agreement may be terminated by HET or HOC, as the case may be, upon not less that 30 days' prior written notice to the Preferred Stock Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipt. In addition, the Deposit Agreement will terminate automatically if (i) all outstanding Depositary Shares shall have been redeemed,
(ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of HET or HOC, as the case may be, and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of HET or HOC not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    HET or HOC, as the case may be, will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, HET or HOC, as the case may be, will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Preferred Stock Depositary may resign at any time by delivering to HET or HOC, as the case may be, notice of its election to do so, and HET or HOC, as the case may be, may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from HET or HOC, as the case may be, which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

    Neither the Preferred Stock Depositary nor HET or HOC, as the case may be, will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of HET or HOC, as the case may be, and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and HET or HOC, as the case may be, and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. HET or HOC, as the case may be, and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

                              PLAN OF DISTRIBUTION

    HET and HOC may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter, or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. HET and HOC reserve the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the NYSE or in negotiated transactions or a combination of such methods. HET and HOC may also, from time to time, authorize dealers, acting as agents of HET and HOC, as the case may be, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from HET or HOC in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from HET or HOC will be described, in a Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

    Any underwriting compensation paid by HET or HOC to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with HET or HOC, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by HET or HOC for certain expenses.

    To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by HET or HOC. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities offered hereby will be passed upon for HET and HOC by Latham & Watkins and E. O. Robinson, Jr., Senior Vice President and General Counsel of HET and HOC.

                                    EXPERTS

    The audited financial statements and schedules incorporated by reference in this Prospectus and in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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